(formerly Stem Cell Therapeutics Corp.)

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2015

96 Skyway Avenue
Toronto, Ontario M9W 4Y9
www.trilliumtherapeutics.com

Unless otherwise indicated, all information in the Annual Information Form is presented as at and for the year ended December 31, 2015

March 9, 2016

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form, or AIF, contains forward-looking statements within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate”, “believe”, “expect”, “estimate”, “may”, “will”, “could”, “leading”, “intend”, “contemplate”, “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements in this AIF include, but are not limited to, statements with respect to:

•	our expected future loss and accumulated deficit levels;
•	our projected financial position and estimated cash burn rate;
•	our expectations about the timing of achieving milestones and the cost of our development programs;
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our observations and expectations regarding the relative low binding of SIRPαFc to red blood cells compared to anti-CD47 monoclonal antibodies and proprietary CD47-blocking agents, and the potential benefits to patients;

•	our requirements for, and the ability to obtain, future funding on favorable terms or at all;
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our projections for the SIRPαFc development plan and progress of each of our products and technologies, particularly with respect to the timely and successful completion of studies and trials and availability of results from such studies and trials;

•	our expectations about the differentiated nature and potential for best-in-class product development programs and discovery research capabilities of Fluorinov Pharma Inc., or Fluorinov;
•	our ability to generate future product development programs with improved pharmacological properties using Fluorinov technology;
•	our expectations about whether various clinical and regulatory milestones with an existing Fluorinov compound will be achieved;
•	our expectations of the final quantum and form of any future contingent milestone payments related to the Fluorinov acquisition;
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our expectations of the ability to secure the requisite approvals (including the Toronto Stock Exchange, or TSX, and NASDAQ Stock Market, or NASDAQ approvals) with respect to the issuance of any common shares in satisfaction of future milestone payments;

•	our expectations about our products’ safety and efficacy;
•	our expectations regarding our ability to arrange for the manufacturing of our products and technologies;
•	our expectations regarding the progress, and the successful and timely completion, of the various stages of the regulatory approval process;
•	our ability to secure strategic partnerships with larger pharmaceutical and biotechnology companies;
•	our strategy to acquire and develop new products and technologies and to enhance the safety and efficacy of existing products and technologies;
•	our plans to market, sell and distribute our products and technologies;
•	our expectations regarding the acceptance of our products and technologies by the market;
•	our ability to retain and access appropriate staff, management, and expert advisers;
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our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements; and

•	our strategy with respect to the protection of our intellectual property.

All forward-looking statements reflect our beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on management’s expectations regarding future activities, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, known and unknown, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Factors which could cause future outcomes to differ materially from those set forth in the forward-looking statements include, but are not limited to:

•	the effect of continuing operating losses on our ability to obtain, on satisfactory terms, or at all, the capital required to maintain us as a going concern;
•	the ability to obtain sufficient and suitable financing to support operations, preclinical development, clinical trials, and commercialization of products;
•	the risks associated with the development of novel compounds at early stages of development in our intellectual property portfolio;
•	the risks of reliance on third-parties for the planning, conduct and monitoring of clinical trials and for the manufacture of drug product;
•	the risks associated with the development of our product candidates including the demonstration of efficacy and safety;
•	the risks related to clinical trials including potential delays, cost overruns and the failure to demonstrate efficacy and safety;
•	the risks of delays and inability to complete clinical trials due to difficulties enrolling patients;
•	risks associated with our inability to successfully develop companion diagnostics for our development candidates;
•	delays or negative outcomes from the regulatory approval process;
•	our ability to successfully compete in our targeted markets;
•	our ability to attract and retain key personnel, collaborators and advisors;
•	risks relating to the increase in operating costs from expanding existing programs, acquisition of additional development programs and increased staff;
•	risk of negative results of clinical trials or adverse safety events by us or others related to our product candidates;
•	the potential for product liability claims;
•	our ability to achieve our forecasted milestones and timelines on schedule;
•	financial risks related to the fluctuation of foreign currency rates and expenses denominated in foreign currencies;
•	our ability to adequately protect proprietary information and technology from competitors;
•	risks related to changes in patent laws and their interpretations;
•	our ability to source and maintain licenses from third-party owners; and
•	the risk of patent-related litigation and the ability to protect trade secrets,

all as further and more fully described under the section of this AIF entitled “Risk Factors”.

Although the forward-looking statements contained in this AIF are based upon what our management believes to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward-looking statements.

Any forward-looking statements represent our estimates only as of the date of this AIF and should not be relied upon as representing our estimates as of any subsequent date. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as may be required by securities legislation.

All references in this AIF to “the Company”, “Trillium”, “we”, “us”, or “our” refer to Trillium Therapeutics Inc. and the subsidiaries through which it conducts its business, unless otherwise indicated.

All amounts are in Canadian dollars, unless otherwise indicated.

CORPORATE INFORMATION

We were incorporated under the Business Corporations Act (Alberta) on March 31, 2004 as Neurogenesis Biotech Corp. On October 19, 2004, we amended our articles of incorporation to change our name from Neurogenesis Biotech Corp. to Stem Cell Therapeutics Corp., or SCT. On November 7, 2013 SCT was continued under the Business Corporations Act (Ontario), or OBCA. On June 1, 2014 we filed articles of amalgamation to amalgamate SCT with our wholly-owned subsidiary, Trillium Therapeutics Inc., or Trillium Privateco, and renamed the combined company Trillium Therapeutics Inc. We are a company domiciled in Ontario, Canada.

As of December 31, 2015 we had one wholly-owned subsidiary, Trillium Therapeutics USA Inc. which was incorporated March 26, 2015 in the State of Delaware. A wholly-owned and inactive subsidiary, Stem Cell Therapeutics Inc. was dissolved on September 17, 2014.

On January 26, 2016, we acquired all the outstanding shares of Fluorinov, a corporation existing under the OBCA. See “Business - Small Molecule Program”, below.

Our head and registered offices are located at 96 Skyway Avenue, Toronto, Ontario, Canada M9W 4Y9. Our website address is www.trilliumtherapeutics.com.

BUSINESS

Overview

We are an immuno-oncology company developing innovative therapies for the treatment of cancer. Our lead program, SIRPαFc, is a novel, antibody-like protein that harnesses the innate immune system by blocking the activity of CD47, a molecule whose expression is increased on cancer cells to evade the host immune system. Expressed at high levels on the cell surface of a variety of liquid and solid tumors, CD47 functions as a signal that inhibits the destruction of tumor cells by macrophages via phagocytosis. By blocking the activity of CD47, we believe SIRPαFc has the ability to promote the macrophage-mediated killing of tumor cells in a broad variety of cancers both as a monotherapy and in combination with other immune therapies.

The immune system is the body’s mechanism to identify and eliminate pathogens, and can be divided into the innate immune system and the adaptive immune system. The innate immune system is the body’s first line of defense to identify and eliminate pathogens and consists of proteins and cells, such as macrophages, that identify and provide an immediate response to pathogens. The adaptive immune system is activated by, and adapts to, pathogens, creating a targeted and durable response. Cancer cells often have the ability to reduce the immune system’s ability to recognize and destroy them. We believe SIRPαFc could play an important role in enhancing the innate immune system and importantly, because of its ability to target macrophages, also may have an important downstream effect on the adaptive immune system.

Immuno-oncology is altering cancer treatment

While the concept of using the immune system to treat cancer can trace its roots back to late nineteenth century, it was only recently that the field of immuno-oncology received validation with the approval of antibodies that block CTLA-4 (ipilimumab) and PD-1 (pembrolizumab and nivolumab). These drugs have established the clinical principle that anti-tumor responses can be induced by interfering with the negative signals that normally shut down immune responses.

Our Strategy

Our goal is to become a leading innovator in the field of immuno-oncology by targeting immune-regulatory pathways that tumor cells exploit to evade the host immune system. We believe that SIRPαFc has the potential to improve survival and quality of life for cancer patients.

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Rapidly advance the clinical development of SIRPαFc. We have initiated a first-in-human trial of SIRPαFc in patients with relapsed or refractory lymphoma in a dose escalation phase of up to 36 patients,  and expect to enroll up to 8 cohorts of 12-15 patients with advanced hematologic malignancies in an expansion phase of the trial after an optimal dose has been determined.

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Expand our SIRPαFc clinical program to include additional cancer indications. Because CD47 is highly expressed by multiple liquid and solid tumors, and high expression is correlated with worse clinical outcomes, we believe SIRPαFc has potential to be effective in a wide variety of cancers. We are carrying out preclinical work necessary to select additional, high potential cancer indications for clinical development.

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Maximize value of SIRPαFc through scientific collaborations. SIRPαFc has broad potential applicability in various cancer indications, and we believe it is well suited for use as both a monotherapy and in combination with other agents. We plan to continue to selectively and opportunistically pursue scientific collaborations with academic researchers as well as with other companies in order to realize the full value proposition of SIRPαFc.

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Initiate IND-enabling studies in 2016 with a Fluorinov product. TTI-281 is an oral bromodomain inhibitor that we believe has strong potency and has shown efficacy in AML xenograft models. We plan to initiate scale up and manufacturing for TTI-281 in 2016.

SIRPαFc Key Attributes

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Potential efficacy in a broad range of cancers. SIRPαFc blocks the tumor’s ability to transmit a “do not eat” signal allowing macrophages to destroy tumor cells; a mechanism that we believe could have broad applicability.

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Potential for use as monotherapy and in combination with other therapies. We intend to develop SIRPαFc as a monotherapy as well as potentially for use in combination with other cancer immuno- therapies.

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Differentiated pharmacokinetic and safety profile. We believe SIRPαFc’s low level of binding to red blood cells lowers the risk of anemia and lowers the loss of drug from circulation. This pharmacokinetic profile potentially allows for lower dosing and an improved safety profile.

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May enhance both innate and adaptive immune response. SIRPαFc may enhance stimulation of tumor attacking T cells since macrophages, in addition to their role in phagocytosis, can also prime T cells through antigen presentation.

SIRPαFc Clinical development plan

We commenced a phase I study in patients with advanced hematologic malignancies. The two-part clinical trial is designed as a multi-center, open-label Phase 1a/1b trial, evaluating TTI-621 as a single-agent in patients with relapsed or refractory hematologic malignancies. During the dose escalation phase set to enroll up to 36 subjects, the safety, tolerability, pharmacokinetics and pharmacodynamics will be characterized to determine the optimal dose for subsequent enrollment in the expansion phase. To characterize potential changes in hematologic parameters that might occur with blockade of CD47, the dose-escalation portion of the phase I trial will include lymphoma patients with normal hematologic parameters and acceptable marrow function. Once a reasonably well-tolerated dose and schedule of SIRPαFc has been established for further study, safety and antitumor activity will be estimated in expansion cohorts of up to 15 patients with advanced hematologic malignancies including indolent B-cell lymphoma, aggressive B-cell lymphoma, T-cell lymphoma, Hodgkin lymphoma, chronic lymphocytic leukemia, multiple myeloma, acute myeloid leukemia, and myelodysplastic syndrome. We plan to engage five trial sites in the United States for the dose escalation part of the trial.

Blocking the CD47 “do not eat” signal using a SIRPαFc decoy receptor

Macrophages are a type of white blood cell that can ingest and destroy (phagocytose) other cells. They are part of the innate immune system that helps to protect the body from infection. More recently, a role for macrophages in the control of tumors has been described.

Macrophage activity is controlled by both positive “eat” and negative “do not eat” signals. Tumor cells may express “eat” signals (e.g., calreticulin) that make themselves visible to macrophages. To counterbalance this increased visibility the tumor cells often express high levels of CD47, which transmits a “do not eat” signal by binding signal regulatory protein alpha, or SIRPα, on the surface of macrophages. We believe that the higher expression of CD47 on the tumor cell helps it evade destruction by the macrophage by overwhelming any activating “eat” signals.

SIRPαFc is an antibody-like protein that consists of the CD47-binding domain of human SIRPα linked to the Fc region of a human immunoglobulin. It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by the pro-phagocytic “eat” signals. The Fc region of SIRPαFc may, depending on its identity, also assist in the activation of macrophages by engaging Fc receptors.

Figure 1, below, illustrates how SIRPαFc blocks the CD47 “do not eat” signal and engages activating Fc receptors on macrophages, leading to tumor cell phagocytosis.

In addition to their direct anti-tumor activity, macrophages can also function as antigen-presenting cells and stimulate antigen-specific T cells. Thus it is possible that increasing tumor cell phagocytosis after SIRPαFc exposure may result in enhanced adaptive immunity. In support of this, CD47 antibody blockade has been recently shown to augment antigen presentation and prime an anti-tumor cytotoxic T cell response in immune-competent mice. CD47 blockade has also been reported to promote tumor-specific T cell responses through a dendritic cell-based mechanism, although the effect of SIRPαFc on dendritic cells is currently unknown.

SIRPαFc has broad clinical potential

We believe that SIRPαFc has broad clinical potential in both hematological and solid tumors. High expression of the CD47 “do not eat” signal on tumor cells has been observed in acute lymphoblastic leukemia, or AML, myelodysplastic syndrome, chronic myeloid leukemia, or CML, acute lymphoblastic leukemia, or ALL, diffuse large B cell lymphoma, or DLBCL, chronic lymphocytic leukemia, or CLL, follicular lymphoma, mantle cell lymphoma, marginal zone lymphoma, multiple myeloma and in the following solid tumors: bladder, brain, breast, colon, leiomyosarcoma, liver, melanoma, ovarian, pancreatic and prostate. In a number of these cancers high CD47 expression was shown to have negative clinical consequences, correlating with more aggressive disease and poor survival. In normal karyotype AML patients, for example, high CD47 expression was correlated with worse event-free survival (6.8 vs. 17.1 months) and worse overall survival (9.1 vs. 22.1 months) compared to low CD47 expression. These data are consistent with CD47 providing a survival advantage to tumor cells. Furthermore, numerous studies have shown that antibody blockade of CD47 has demonstrated activity in mice engrafted with human tumors. We collaborate with academic investigators to explore the therapeutic potential of SIRPαFc in a variety of solid tumor models.

In vitro studies with primary tumor samples obtained from AML, MDS, multiple myeloma, B cell-ALL and T-cell ALL demonstrated that SIRPαFc frequently triggered significantly macrophage-mediated tumor cell phagocytosis compared to control treatment. Similar results were observed with tumor cell lines established from patients with B lymphoma and CML.

Figure 2, below, shows how SIRPαFc (TTI-621) triggers macrophage-mediated phagocytosis of many different human blood cancer samples.

The p value is a probability value, with values <0.05 considered statistically significant versus control treatment. NS indicates p>0.05, which is considered not statistically significant versus control treatment.

SIRPα – Minimal Red Blood Cell Binding - Competition

SIRPαFc competes directly with CD47 blocking antibodies from Forty Seven Inc. (recently licensed from Stanford University) and Celgene Corporation, both of which have entered early clinical development. Novimmune SA has a bispecific (anti-CD47/anti-CD19) antibody program in preclinical development. Vasculox is also developing a CD47 antibody. Alexo Therapeutics is developing mutated, high affinity SIRPα monomers as adjuvants for use with anti-cancer antibodies. Both Vasculox and Alexo Therapeutics are in the preclinical phase of development.

We believe that our approach of using SIRPα, the natural binding partner for CD47, may have important advantages over treatment with CD47-specific antibodies. In April 2015, we presented data at the 106th American Association for Cancer Research annual meeting demonstrating that our SIRPαFc fusion proteins exhibit minimal binding to human red blood cells, or RBCs, compared to anti-CD47 monoclonal antibodies. These data build upon preliminary results announced at the 2014 American Association for Cancer Research annual meeting.

Figure 3, below, shows how SIRPαFc binding to human RBCs (n=43 donors) compares to five CD47-specific antibodies.

The very low RBC binding profile of our SIRPαFc proteins may provide three important advantages over other CD47 blocking agents. First, there may be a lower risk of experiencing drug-induced anemia with SIRPαFc. This potential advantage may translate into improved patient care, particularly in diseases such as AML where almost all patients experience cytopenias including anemia. Second, SIRPαFc may remain in circulation for longer intervals compared to CD47 antibodies, which have been demonstrated to bind strongly to circulating RBCs and may thus be more likely to be removed from circulation. The ability of RBCs to absorb and remove circulating CD47-specific antibodies, an “antigen-sink effect”, may necessitate high doses of antibody in order to effectively target the tumor cells, which may lead to potentially higher off-target toxicity. Therefore, SIRPαFc may be associated with both improved tolerability and drug kinetics compared with CD47-specific antibodies based on these preclinical analyses. Third, antibodies that bind RBCs have the potential to interfere with laboratory blood typing tests. The minimal binding of TTI-621 to human RBCs may minimize this interference compared to anti-CD47 antibodies.

Combination Therapy

We believe that SIRPαFc enhancement of macrophage activity and possibly T cell responses could be synergistic with other immune-mediated therapies. Published studies conducted by third parties provide evidence that SIRPαFc may be useful in combination with approved anti-cancer antibodies (e.g. Rituxan®, Herceptin®, Campath®, and Erbitux®). Since many cancer antibodies work at least in part by activating cells of the innate immune system, it may be possible to enhance the potency of these agents by blocking the negative “do not eat” CD47 signal that tumor cells deliver to macrophages. We hypothesize that SIRPαFc may act synergistically with other immunological agents, including T cell checkpoint inhibitors (e.g. pembrolizumab and nivolumab), cancer vaccines, oncolytic viruses or chimeric antigen receptor, or CAR T cells.

Small Molecule Program

On January 26, 2016, we acquired all the outstanding shares of Fluorinov, a privately-held oncology company that has developed a proprietary medicinal chemistry platform using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties, potentially leading to increased safety and efficacy. Fluorinov’s most advanced preclinical oncology programs include potent, orally-available, bromodomain and proteasome inhibitors, as well as epidermal growth factor receptor antagonists with increased uptake in the brain, all of which have been differentiated from competitors and have potential for best-in-class status. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

Plan of Operations

Over the next 12 months, our primary focus is the advancement of our Phase I clinical trial of SIRPαFc in patients with advanced hematologic malignancies. We also plan to conduct preclinical research in solid tumors and in combination studies to identify future potential clinical indications.

We also plan to advance one, or possibly two, of Fluorinov’s preclinical programs through the IND-enabling phase using our internal development group, while at the same time focusing our new chemistry group on several immuno-oncology discovery programs.

Product for Development with Partners – CD200 Monoclonal Antibodies

Our CD200 monoclonal antibody program also targets a key pathway that tumor cells use to evade attack from the immune system. There is evidence that CD200 is highly expressed by many different types of blood cell and solid tumors, and in numerous cases this high expression correlates with disease progression and poor clinical outcome. This is consistent with tumor cells using CD200 as a means of evading immune-mediated destruction. Tumor-expressed CD200 can modulate anti-tumor responses in vitro and in vivo, and antibodies that block CD200 have been shown to promote anti-tumor immunity in animal models of cancer.

Our CD200 monoclonal antibody is a fully human monoclonal antibody that blocks the activity of CD200. We have conducted in vitro and in vivo preclinical oncology-focused studies. Our antibodies bind strongly to human CD200, potently neutralizing CD200 function in vitro, and have shown anti-tumor activity in a transplanted human tumor cell model. We are seeking a development partner to advance this program into formal preclinical IND-enabling studies.

Intellectual Property

We own or control patent rights covering our key products and their therapeutic end uses. The patents and patent applications are either granted or pending in major pharmaceutical markets. In all, the patent estate includes fourteen different inventions in three different areas that include SIRPα, CD200, and modified new chemical entities. These are supported by 40 patents and applications. In connection specifically with patent coverage for SIRPαFc, we control two patent families that comprise fifteen individual filings. One family has claims that embrace species of SIRPαFc found to have certain therapeutic benefits, and their use for the treatment of cancer. We own these patent rights outright and national patent filings have been made in the U.S., Europe, Japan, Canada, Australia, China and India. Patents emerging from this family will expire in 2033. A second SIRPα patent family was in-licensed on an exclusive basis from co-owners UHN and HSC. This family has also been filed in major markets. The claims cover the use of various forms of SIRPα to treat CD47-positive cancers. Patents in this family begin to expire in the year 2030.

Most recently, our patent estate expanded with the acquisition of Fluorinov. This estate covers eleven different inventions in the small molecule therapeutics field and in a diverse range of medical end-uses. Six of these are provisional filings in the United States. Three others were filed recently using the Patent Cooperation Treaty, with coverage for bromodomain inhibitors, EGFR inhibitors and for a generic chemical process useful to produce the novel classes of small molecule drugs. As well, there are two patent families relating to proteasome inhibition that have been nationalized in the US, Canada, Europe and Australia. Most patents in these families will have patent terms that reach out to 2035 and beyond.

In connection specifically with CD200, Trillium and its partner have made a patent filing that covers superior species of human antibodies to human CD200. A patent family based on this filing would expire in 2037.

We intend to protect additional intellectual property developed by us through the filing of patent applications within appropriate jurisdictions throughout the world.

Regulatory Process

Government authorities in the United States, including federal, state, and local authorities, and in other countries, extensively regulate, among other things, the manufacturing, research and clinical development, marketing, labeling and packaging, storage, distribution, post-approval monitoring and reporting, advertising and promotion, and export and import of biological products, such as those we are developing. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources.

Securing final regulatory approval for the manufacture and sale of biological products in the U.S., Europe, Canada and other commercial territories, is a long and costly process that is controlled by that particular territory’s regulatory agency. The regulatory agency in the U.S. is the U.S. Food and Drug Administration, or FDA, in Canada it is Health Canada, or HC, and in Europe it is the European Medicines Agency. Other regulatory agencies have similar regulatory approval processes, but each regulatory agency has its own approval processes. Approval in the U.S., Canada or Europe does not assure approval by other regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

None of our products have been completely developed or tested and, therefore, we are not yet in a position to seek final regulatory approval to market any of our products. The time required to obtain approval by such regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials and will require significant additional capital. See “Risk Factors - Risks Related to our Business and our Industry” below.

U.S. Government Regulation

In the U.S., the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations, and biologics under the FDCA and the Public Health Service Act, or PHSA, and its implementing regulations. FDA approval is required before any new unapproved drug or biologic or dosage form, including a new use of a previously approved drug, can be marketed in the United States. Drugs and biologics are also subject to other federal, state, and local statutes and regulations. If we fail to comply with applicable FDA or other requirements at any time during the product development process, clinical testing, the approval process or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, civil monetary penalties or criminal prosecution. Any FDA enforcement action could have a material adverse effect on us.

The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

•	completion of extensive preclinical laboratory tests and preclinical animal studies, all performed in accordance with the Good Laboratory Practices regulations;
•	submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin and must be updated annually;
•	approval by an independent institutional review board, or IRB, or ethics committee representing each clinical site before each clinical trial may be initiated;
•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication;
•	preparation of and submission to the FDA of a new drug application, or NDA, or biologics license application, or BLA, after completion of all pivotal clinical trials;
•	potential review of the product application by an FDA advisory committee, where appropriate and if applicable;
•	a determination by the FDA within 60 days of its receipt of an NDA or BLA to file the application for review;
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satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities where the proposed product is produced to assess compliance with current Good Manufacturing Practices, or cGMP;

•	a potential FDA audit of the preclinical research and clinical trial sites that generated the data in support of the NDA or BLA; and
•	FDA review and approval of an NDA or BLA prior to any commercial marketing or sale of the product in the U.S.

The preclinical research and clinical testing and approval process require substantial time, effort, and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

An IND is a request for authorization from the FDA to administer an investigational new drug product to humans in clinical trials. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human clinical trials. The IND also includes results of animal studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational new drug. An IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to the proposed clinical trials. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before clinical trials can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to commence.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with Good Clinical Practices, or GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Additionally, approval must also be obtained from each clinical trial site’s IRB or ethics committee, before the trials may be initiated, and the IRB or ethics committee must monitor the trial until completed. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries.

The clinical investigation of a drug is generally divided into three or four phases. Although the phases are usually conducted sequentially, they may overlap or be combined.

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Phase I. The drug is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the investigational new drug in humans, the side effects associated with increasing doses, and if possible, to gain early evidence on effectiveness.

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Phase II. The drug is administered to a limited patient population to evaluate dosage tolerance and optimal dosage, identify possible adverse side effects and safety risks, and preliminarily evaluate efficacy.

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Phase III. The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites to generate enough data to statistically evaluate dosage, clinical effectiveness and safety, to establish the overall benefit-risk relationship of the investigational new drug product, and to provide an adequate basis for physician labeling.

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Phase IV. In some cases, the FDA may condition approval of an NDA or BLA for a product candidate on the sponsor’s agreement to conduct additional clinical trials after approval. In other cases, a sponsor may voluntarily conduct additional clinical trials after approval to gain more information about the drug. Such post-approval studies are typically referred to as phase IV clinical trials.

Clinical trial sponsors must also report to the FDA, within certain timeframes, serious and unexpected adverse reactions, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator’s brochure, or any findings from other studies or animal testing that suggest a significant risk in humans exposed to the product candidate. The FDA, the IRB or ethics committee, or the clinical trial sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the trial.

The clinical trial process can take years to complete, and there can be no assurance that the data collected will support FDA approval or licensure of the product. Results from one trial are not necessarily predictive of results from later trials. We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

Submission of an NDA or BLA to the FDA

Assuming successful completion of all required preclinical studies and clinical testing in accordance with all applicable regulatory requirements, detailed investigational new drug product information is submitted to the FDA in the form of an NDA or BLA requesting approval to market the product for one or more indications. Under federal law, the submission of most NDAs and BLAs is subject to an application user fee. For fiscal year 2016, the application user fee exceeds $2.3 million, and the sponsor of an approved NDA or BLA is also subject to annual product and establishment user fees, set at $114,450 per product and $585,200 per establishment. These fees are typically increased annually. Applications for orphan drug products are exempted from the NDA and BLA application user fee, unless the application includes an indication for other than a rare disease or condition, and may be exempted from product and establishment user fees under certain conditions.

An NDA or BLA must include all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data comes from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, and may also come from a number of alternative sources, including trials initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational new drug product to the satisfaction of the FDA.

Once an NDA or BLA has been submitted, the FDA’s goal is to review the application within ten months after it accepts the application for filing, or, if the application relates to an unmet medical need in a serious or life-threatening indication, six months after the FDA accepts the application for filing. The review process is often significantly extended by the FDA’s requests for additional information or clarification.

Before approving an NDA or BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

The FDA is required to refer an NDA or BLA for a novel drug (in which no active ingredient has been approved in any other application) to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

The FDA’s Decision on an NDA or BLA

After the FDA evaluates the NDA or BLA and conducts inspections of manufacturing facilities where the product will be produced, the FDA will issue either an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. In order to satisfy deficiencies identified in a Complete Response Letter, additional clinical data and/or an additional phase III clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, preclinical studies or manufacturing may be required for the product candidate. Even if such additional information is submitted, the FDA may ultimately decide that the NDA or BLA does not satisfy the criteria for approval. The FDA could also approve the NDA or BLA with a risk evaluation and mitigation strategy, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. Such post-market testing may include phase IV clinical trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. New government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

Patent Term Restoration

Depending upon the timing, duration, and specifics of the FDA approval of the use of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA or BLA, plus the time between the submission date and the approval of that application. Only one patent applicable to an approved product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent and within 60 days of the product’s approval. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for one of our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA or BLA.

Companion Diagnostics

In its August 6, 2014, guidance document entitled “In Vitro Companion Diagnostic Devices,” the FDA defines an IVD companion diagnostic device to be an in vitro diagnostic device that provides information that is essential for the safe and effective use of a corresponding therapeutic product. Use of an IVD companion diagnostic device is considered essential when its use is required in the labeling of a therapeutic product, for example, to select appropriate patients for a product or those who should not use the product, or to monitor patients to achieve safety or effectiveness. In most circumstances, the IVD companion diagnostic device should be approved or cleared by FDA under the device authorities of the FDCA contemporaneously with the therapeutic product’s approval under section 505 of the FDCA for a drug or section 351 of the PHSA for a biological product. FDA expects the therapeutic product sponsor to address the need for an approved or cleared IVD companion diagnostic device in its therapeutic product development plan. The therapeutic product sponsor may develop its own IVD companion diagnostic device, partner with a diagnostic device sponsor to develop an IVD companion diagnostic device, or explore modifying an existing IVD diagnostic device to develop a new intended use. The FDA explains if a diagnostic device and a therapeutic device are studied together to support their respective approvals, both products can be studied in the same investigational study that meets both the requirements of the Investigational Device Exemption, or IDE, regulations and the IND regulations. Depending on the study plan and participants, a sponsor may seek to submit an IND alone, or both an IND and IDE.

Raw Materials, Manufacturing, and Supply

We have limited experience in manufacturing products for clinical or commercial purposes. We produce small quantities of our products in our laboratories for internal use. We believe that sources of raw materials pertinent to our laboratory operations and for manufacturing of our products by a CMO are generally available.

We have established a contract manufacturing relationship for the supply of SIRPαFc that we believe will provide sufficient material for early clinical trials. In addition, we are establishing the basis for long-term commercial production capabilities. However, there can be no assurance that our contract manufacturer will be successful at scaling up and producing our product with the required quality and in the quantities and timelines that we will need for clinical and/or commercial purposes.

We expect to similarly rely on contract manufacturing relationships for any products that we may further develop, or in-license or acquire in the future. However, there can be no assurance that we will be able to successfully contract with such manufacturers on terms acceptable to us, or at all.

Contract manufacturers are subject to ongoing periodic and unannounced inspections by the FDA, the U.S. Drug Enforcement Administration and corresponding state agencies to ensure strict compliance with cGMP and other state and federal regulations. We do not have control over third-party manufacturers’ compliance with these regulations and standards, other than through contractual obligations and periodic auditing. If they are deemed out of compliance with such regulations, approvals could be delayed, product recalls could result, inventory could be destroyed, production could be stopped and supplies could be delayed or otherwise disrupted.

If we need to change manufacturers after commercialization, the FDA and corresponding foreign regulatory agencies must approve these new manufacturers in advance, which will involve testing and additional inspections to ensure compliance with FDA regulations and standards and may require significant lead times and delay, and disruption of supply. Furthermore, switching manufacturers may be difficult because the number of potential manufacturers is limited. It may be difficult or impossible for us to find a replacement manufacturer quickly or on terms acceptable to us, or at all.

Property, Plant and Equipment

We currently operate from approximately 10,000 square feet of leased laboratory and office space at 96 Skyway Avenue, Toronto, Ontario, Canada, M9W 4Y9. Due to the growth of our staff and programs, we have secured a lease of approximately 22,000 square feet of laboratory and office space at 2488 Dunwin Avenue, Mississauga, Ontario, L5L 1J9, and plan to relocate there in the second quarter of 2016. We perform research and development in our facility and use qualified vendors and collaborators to conduct research and development and manufacturing on our behalf. We incur capital expenditures mainly for laboratory equipment, office equipment, computer equipment and leaseholds in the operation of our business. As at December 31, 2015 the net carrying value of our property and equipment was $874,390.

Employees

As at December 31, 2015, we had twenty-eight full-time employees including five senior management, twenty research and development staff and three finance and administrative staff. Twenty-six employees are located at our head office and lab facilities in Toronto, Ontario, Canada and two employees are located at in the United States.

We also use consultants and outside contractors to carry on many of our activities, including preclinical testing and validation, formulation, assay development, manufacturing, clinical and regulatory affairs, toxicology and clinical trials.

Legal Proceedings

To our knowledge, there have not been any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings, those involving any third party, and governmental proceedings pending or known to be contemplated, which may have, or have had in the recent past, significant effect our financial position or profitability.

Also, to our knowledge, there have been no material proceedings in which any director, any member of senior management, or any of our affiliates is either a party adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS – 3 YEAR SUMMARY

Acquisition of Fluorinov Pharma Inc.

On January 26, 2016, we acquired all the outstanding shares of Fluorinov, a privately-held oncology company that has developed a proprietary medicinal chemistry platform using unique fluorine chemistry. The terms of the acquisition were an upfront payment of $10 million plus up to $35 million of additional future payments that are contingent on us achieving certain clinical and regulatory milestones with an existing Fluorinov compound. We will also have an obligation to pay royalty payments on future sales of such compounds. The upfront payment was subject to adjustment based on the net working capital of Fluorinov and other adjustments at the time of closing. At our discretion, up to 50% of the future contingent payments can be satisfied through the issuance of common shares of Trillium provided that the aggregate number of common shares issuable under such payments will not exceed 1,558,447 common shares unless shareholder approval has first been obtained. In addition, any such future share issuance remains subject to final approval from our board of directors and receipt of any requisite approvals under the applicable rules of the Toronto Stock Exchange and the NASDAQ Stock Market. We have also committed to use commercially reasonable efforts to monetize Fluorinov’s central nervous system, or CNS, assets and share 50% of the net proceeds with Fluorinov shareholders.

Acquisition of Trillium Privateco

During 2013, we refocused our product pipeline through the strategic acquisition of Trillium Privateco, a private biopharmaceutical company specializing in immune regulation and the development of cancer therapeutics, which included the SIRPαFc and CD200 preclinical cancer programs. On April 9, 2013, we completed a merger with Trillium Privateco, to access its SIRPαFc immuno-oncology program. Prior to this merger, we were focused on regenerative stem cell technologies. Following the merger, in July 2013, we ceased all activities associated with our regenerative neurology programs and abandoned all related intellectual property filings.

As consideration for the merger, we paid $1,200,000 in cash and issued 92,639 common shares and 110,000 units. Each unit consisted of one common share and 30 common share purchase warrants, with each 30 common share purchase warrants allowing their holder to acquire one additional common share at an exercise price of $12.00 until March 15, 2018. Cash used in the investment of $647,996 was determined by subtracting cash acquired of $552,004 from cash consideration of $1,200,000. Post-closing, Trillium Privateco shareholders held approximately 16% of the issued and outstanding common shares, and Trillium Privateco became our wholly-owned subsidiary.

Trillium Privateco’s SIRPαFc program originated from leading researchers in the field, including Drs. John Dick and Jean Wang of the UHN and Dr. Jayne Danska of HSC. Exclusive rights to SIRPαFc have been licensed from UHN and HSC pursuant to a license agreement amended and restated as of June 1, 2012. The licensed intellectual property relates to methods and compounds used in the modulation of SIRPα-CD47 interaction for therapeutic cancer applications. The license agreement requires us to use commercially reasonable efforts to commercialize the licensed technology. The license agreement will terminate on a country-by-country basis, in countries where a valid claim exists, when the last valid claim expires in such country, or if no valid claim exists, when the last valid claim expires in the U.S.

Under the license agreement for SIRPαFc, we have future contingent milestones payable of $35,000 related to successful patent grants, $100,000, $200,000 and $300,000 on the first patient dosed in phase I, II and III trials respectively, and regulatory milestones on their first achievement totalling $5,000,000. The Company is required to pay 20% of any sublicensing revenues to the licensors on the first $50 million of sublicensing revenues, and pay 15% of any sublicensing revenues to the licensors after the first $50 million of sublicensing revenue received.

Tigecycline License

On April 16, 2013, we signed an agreement with UHN to gain rights to intellectual property related to the use of tigecycline for the treatment of leukemia which included a UHN sponsored, open label phase I multicenter dose-escalation tigecycline trial in patients with relapsed or refractory AML. The initial consideration for the UHN license of $1,085,714 was satisfied by the issuance of 167,619 common shares and 1,600,000 common share purchase warrants, with each 30 warrants allowing their holder to acquire one additional common share at an exercise price of $12.00 until March 15, 2018. Additional consideration under the UHN license included an annual license maintenance fee and future development milestones. The fair value of the common shares issued was based on the closing price of our common shares of $6.00 on April 16, 2013 and $7.50 per unit based on the fair value of the common share and common share purchase warrant components as of the date of acquisition.

In August 2014, we completed an evaluation of this program with respect to its scientific merit, commercial potential, strength of intellectual property, as well as its overall fit with our current focus and expertise. We concluded that we should focus our business plan on expanding the SIRPαFc program, rather than continue development of tigecycline, and returned the licensed rights to UHN and recorded an impairment loss of $429,763 in the second quarter of 2014.

Agreements with Catalent Pharma Solutions

In connection with our development of SIRPαFc, we entered into two agreements on August 12, 2014 with Catalent pursuant to which we acquired the right to use two of Catalent’s proprietary GPEx® expression cell lines for the manufacture of SIRPαFc. One agreement relates to the manufacture of TTI-621 and the other agreement relates to the manufacture of TTI-622. In consideration for the purchase of the expression cell lines, each agreement provides that we will pay Catalent up to US$875,000 upon reaching certain pre-marketing approval milestones and up to an additional US$28.8 million for reaching certain sales milestones. We will also pay Catalent an annual product maintenance fee until the first product derived from the expression cell lines receives a regulatory approval other than a pricing approval.

Under the agreements, we may use the two expression cell lines to secure such regulatory approvals and to develop, test, market and otherwise commercially exploit products originating from the cell lines. We may transfer the expression cell lines to a third party contract manufacturer who may utilize the cell lines in a similar fashion. We, or a third-party, cannot use or modify the cell lines, or any portions of the cell lines, to create a new cell line.

We plan to further develop the expression cell lines for use in our pre-IND toxicology and pharmacology studies, as well as to supply our phase I clinical trial. We will be required to indemnify Catalent for any costs Catalent incurs related to regulatory filings and related claims or proceedings, for the conduct of any clinical trials and for any manufacture, packaging, sale, promotion, distribution, use of or exposure to the expression cell lines or products. As a result of this risk, we are obligated to maintain several designated insurance policies throughout the term of the agreements.

We may terminate the agreements upon 90 days’ written notice to Catalent, upon their bankruptcy or upon their material breach and failure to cure within 30 days. Similarly, Catalent may terminate the agreements upon our bankruptcy or upon our material breach and failure to cure within 30 days. If our material breach is for nonpayment, however, we will only have 10 days to cure before Catalent may terminate the agreement.

Financings

See details of our financings completed over the past three years under “Description of Share Capital” below.

Capital Markets

We were listed on the TSX Venture Exchange, or TSXV, until April 22, 2014 when we migrated to the Toronto Stock Exchange, or TSX. We traded under the symbol “SSS” until June 6, 2014 when the symbol was changed to “TR”. We were listed on the OTCQX International under the symbol “SCTPF” from May 20, 2013 until we began trading on the NASDAQ Capital Market under the symbol “TRIL” on December 19, 2014.

Capital Expenditures

Capital expenditures for 2015 were mainly for laboratory equipment, leasehold improvements for our new office and laboratory location, office equipment, and information technology equipment. Capital expenditures for 2014 were mainly for laboratory equipment. Capital expenditures in the years ended December 31, 2015 and 2014 are set out in the following table.

	Year ended December 31,
	2015	2014
Capital expenditures	$750,382	$173,603

Trend Information

Historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the number of research and development programs being undertaken at any one time, the stage of the development programs, the timing of significant expenditures for manufacturing, toxicology and pharmacology studies and clinical trials, and the availability of funding from investors and prospective commercial partners.

RISK FACTORS

An investment in our common shares involves a high degree of risk and should be considered speculative. An investment in our common shares should only be undertaken by those persons who can afford the total loss of their investment. You should carefully consider the risks and uncertainties described below, as well as other information contained in this AIF. The risks and uncertainties below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. If any of the following risks occur, our business, financial condition and results of operations could be seriously harmed and you could lose all or part of your investment. Further, if we fail to meet the expectations of the public market in any given period, the market price of our common shares could decline. We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control.

Risks Related to our Business and our Industry

We expect to incur future losses and we may never become profitable.

We have incurred losses of $14.7 million, $12.9 million and $4.3 million for the years ended December 31, 2015, 2014, and 2013, respectively, and expect to incur an operating loss for the year ending December 31, 2016. We have an accumulated deficit since inception through December 31, 2015 of $65.3 million. We believe that operating losses will continue as we are planning to incur significant costs associated with the clinical development of SIRPαFc. Our net losses have had and will continue to have an adverse effect on, among other things, our shareholders’ equity, total assets and working capital. We expect that losses will fluctuate from quarter to quarter and year to year, and that such fluctuations may be substantial. We cannot predict when we will become profitable, if at all.

We currently have no product revenue and will not be able to maintain our operations and research and development without additional funding.

To date, we have generated no product revenue and cannot predict when and if we will generate product revenue. Our ability to generate product revenue and ultimately become profitable depends upon our ability, alone or with partners, to successfully develop our product candidates, obtain regulatory approval, and commercialize products, including any of our current product candidates, or other product candidates that we may develop, in-license or acquire in the future. We do not anticipate generating revenue from the sale of products for the foreseeable future. We expect our research and development expenses to increase in connection with our ongoing activities, particularly as we advance our product candidates through clinical trials.

Our prospects depend on the success of our product candidates which are at early stages of development, and we may not generate revenue for several years, if at all, from these products.

Given the early stage of our product development, we can make no assurance that our research and development programs will result in regulatory approval or commercially viable products. To achieve profitable operations, we, alone or with others, must successfully develop, gain regulatory approval, and market our future products. We currently have no products that have been approved by the FDA, HC, or any similar regulatory authority. To obtain regulatory approvals for our product candidates being developed and to achieve commercial success, clinical trials must demonstrate that the product candidates are safe for human use and that they demonstrate efficacy. While we have commenced a phase I trial for SIRPαFc, we have not yet completed a phase I clinical trial or subsequent required clinical trials.

Many product candidates never reach the stage of clinical testing and even those that do have only a small chance of successfully completing clinical development and gaining regulatory approval. Product candidates may fail for a number of reasons, including, but not limited to, being unsafe for human use or due to the failure to provide therapeutic benefits equal to or better than the standard of treatment at the time of testing. Unsatisfactory results obtained from a particular study relating to a research and development program may cause us or our collaborators to abandon commitments to that program. Positive results of early preclinical research may not be indicative of the results that will be obtained in later stages of preclinical or clinical research. Similarly, positive results from early-stage clinical trials may not be indicative of favorable outcomes in later-stage clinical trials. We can make no assurance that any future studies, if undertaken, will yield favorable results.

We recently acquired several preclinical and discovery research programs in our acquisition of Fluorinov, including certain assets relating to the treatment of central nervous system disorders. While we conducted extensive due diligence before making this acquisition, our assessment of the Fluorinov technologies may not be accurate. Therefore, our expectations about whether various clinical and regulatory milestones with an existing Fluorinov compound or development of a future program on the Fluorinov development platform will be achieved may not be borne out fully or at all. We have made a commitment to attempt to monetize the Fluorinov central nervous system assets and, if successful, to share the net proceeds with the Fluorinov vendors. As this is not a core competency of the Company, our efforts to monetize these assets or any other Fluorinov assets may not be successful. We can make no assurances that toxicology, or other preclinical, studies will yield results that will allow us to proceed with clinical trials in humans.

The early stage of our product development makes it particularly uncertain whether any of our product development efforts will prove to be successful and meet applicable regulatory requirements, and whether any of our product candidates will receive the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be successfully marketed. If we are successful in developing our current and future product candidates into approved products, we will still experience many potential obstacles such as the need to develop or obtain manufacturing, marketing and distribution capabilities. If we are unable to successfully commercialize any of our products, our financial condition and results of operations may be materially and adversely affected.

We rely and will continue to rely on third parties to plan, conduct and monitor our preclinical studies and clinical trials, and their failure to perform as required could cause substantial harm to our business.

We rely and will continue to rely on third parties to conduct a significant portion of our preclinical and clinical development activities. Preclinical activities include in vivo studies providing access to specific disease models, pharmacology and toxicology studies, and assay development. Clinical development activities include trial design, regulatory submissions, clinical patient recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management. If there is any dispute or disruption in our relationship with third parties, or if they are unable to provide quality services in a timely manner and at a feasible cost, our active development programs will face delays. Further, if any of these third parties fails to perform as we expect or if their work fails to meet regulatory requirements, our testing could be delayed, cancelled or rendered ineffective.

We rely on contract manufacturers over whom we have limited control. If we are subject to quality, cost or delivery issues with the preclinical and clinical grade materials supplied by contract manufacturers, our business operations could suffer significant harm.

We have limited manufacturing experience and rely on contract manufacturing organizations, or CMOs, to manufacture our product candidates for larger preclinical studies and clinical trials. We produce small quantities of our product candidates at bench scale in our laboratory facilities for use in smaller preclinical studies. We rely on CMOs for manufacturing, filling, packaging, storing and shipping of drug product in compliance with cGMP regulations applicable to our products. The FDA ensures the quality of drug products by carefully monitoring drug manufacturers’ compliance with cGMP regulations. The cGMP regulations for drugs contain minimum requirements for the methods, facilities and controls used in manufacturing, processing and packing of a drug product.

We contracted with Catalent for the manufacture of the SIRPαFc protein to supply drug product for our phase I clinical trial. The manufacture of recombinant proteins uses well established processes including a protein expression system. Catalent is producing SIRPαFc using their proprietary GPEx® expression system. We believe that Catalent has the capacity, the systems, and the experience to supply SIRPαFc for our phase I clinical trial and we may consider using Catalent for manufacturing for later clinical trials. However, since the Catalent manufacturing facility where SIRPαFc is being produced was only recently established, it has not been inspected by the FDA. Any manufacturing failures or delays or compliance issues could cause delays in the conduct of SIRPαFc preclinical studies and clinical trials.

There can be no assurances that CMOs will be able to meet our timetable and requirements. We have not contracted with alternate suppliers in the event Catalent is unable to scale up production, or if Catalent otherwise experiences any other significant problems. If we are unable to arrange for alternative third-party manufacturing sources on commercially reasonable terms or in a timely manner, we may be delayed in the development of our product candidates. Further, contract manufacturers must operate in compliance with cGMP and failure to do so could result in, among other things, the disruption of product supplies. Our dependence upon third parties for the manufacture of our products may adversely affect our profit margins and our ability to develop and deliver products on a timely and competitive basis.

If clinical trials of our product candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, we would incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct preclinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of preclinical studies and early clinical trials may not predict the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. We do not know whether the clinical trials we may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of our product candidates in any jurisdiction. A product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk we face is the possibility that none of our product candidates under development will successfully gain market approval from the FDA or other regulatory authorities, resulting in us being unable to derive any commercial revenue from them after investing significant amounts of capital in multiple stages of preclinical and clinical testing.

If we experience delays in clinical testing, we will be delayed in commercializing our product candidates, and our business may be substantially harmed.

We cannot predict whether any clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. Our product development costs will increase if we experience delays in clinical testing. Significant clinical trial delays could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before us, which would impair our ability to successfully commercialize our product candidates and may harm our financial condition, results of operations and prospects. The commencement and completion of clinical trials for our products may be delayed for a number of reasons, including delays related, but not limited, to:

•	failure by regulatory authorities to grant permission to proceed or placing the clinical trial on hold;
•	patients failing to enroll or remain in our trials at the rate we expect;
•	suspension or termination of clinical trials by regulators for many reasons, including concerns about patient safety or failure of our contract manufacturers to comply with cGMP requirements;
•	any changes to our manufacturing process that may be necessary or desired;
•	delays or failure to obtain clinical supply from contract manufacturers of our products necessary to conduct clinical trials;
•	product candidates demonstrating a lack of safety or efficacy during clinical trials;
•	patients choosing an alternative treatment for the indications for which we are developing any of our product candidates or participating in competing clinical trials;
•	patients failing to complete clinical trials due to dissatisfaction with the treatment, side effects or other reasons;
•	reports of clinical testing on similar technologies and products raising safety and/or efficacy concerns;
•	competing clinical trials and scheduling conflicts with participating clinicians;
•

clinical investigators not performing our clinical trials on their anticipated schedule, dropping out of a trial, or employing methods not consistent with the clinical trial protocol, regulatory requirements or other third parties not performing data collection and analysis in a timely or accurate manner;

•	failure of our contract research organizations, or CROs, to satisfy their contractual duties or meet expected deadlines;
•

inspections of clinical trial sites by regulatory authorities or Institutional Review Boards, or IRBs, or ethics committees finding regulatory violations that require us to undertake corrective action, resulting in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study;

•

one or more IRBs or ethics committees rejecting, suspending or terminating the study at an investigational site, precluding enrollment of additional subjects, or withdrawing its approval of the trial; or

•	failure to reach agreement on acceptable terms with prospective clinical trial sites

Our product development costs will increase if we experience delays in testing or approval or if we need to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur, and we may need to amend study protocols to reflect these changes. Amendments may require us to resubmit our study protocols to regulatory authorities or IRBs or ethics committees for re-examination, which may impact the cost, timing or successful completion of that trial. Delays or increased product development costs may have a material adverse effect on our business, financial condition and prospects.

If we have difficulty enrolling patients in clinical trials, the completion of the trials may be delayed or cancelled.

As our product candidates advance from preclinical testing to clinical testing, and then through progressively larger and more complex clinical trials, we will need to enroll an increasing number of patients that meet our eligibility criteria. There is significant competition for recruiting cancer patients in clinical trials, and we may be unable to enroll the patients we need to complete clinical trials on a timely basis or at all. The factors that affect our ability to enroll patients are largely uncontrollable and include, but are not limited to, the following:

•	size and nature of the patient population;
•	eligibility and exclusion criteria for the trial;
•	design of the study protocol;
•	competition with other companies for clinical sites or patients;
•	the perceived risks and benefits of the product candidate under study;
•	the patient referral practices of physicians; and
•	the number, availability, location and accessibility of clinical trial sites

If we are unable to successfully develop companion diagnostics for our therapeutic product candidates, or experience significant delays in doing so, we may not achieve marketing approval or realize the full commercial potential of our therapeutic product candidates.

We may develop companion diagnostics for our therapeutic product candidates. We expect that, at least in some cases, regulatory authorities may require the development and regulatory approval of a companion diagnostic as a condition to approving our therapeutic product candidates. We have limited experience and capabilities in developing or commercializing diagnostics and plan to rely in large part on third parties to perform these functions. We have not begun to develop companion diagnostics for any of our therapeutic product candidates.

Companion diagnostics are subject to regulation by the FDA, HC, and comparable foreign regulatory authorities as medical devices and may require separate regulatory approval or clearance prior to commercialization. If we, or any third parties that we engage to assist us, are unable to successfully develop companion diagnostics for our therapeutic product candidates, or experience delays in doing so, our business may be substantially harmed.

Regulatory approval processes are lengthy, expensive and inherently unpredictable. Our inability to obtain regulatory approval for our product candidates would substantially harm our business.

Our development and commercialization activities and product candidates are significantly regulated by a number of governmental entities, including the FDA, HC, and comparable authorities in other countries. Regulatory approvals are required prior to each clinical trial and we may fail to obtain the necessary approvals to commence or continue clinical testing. We must comply with regulations concerning the manufacture, testing, safety, effectiveness, labeling, documentation, advertising, and sale of products and product candidates and ultimately must obtain regulatory approval before we can commercialize a product candidate. The time required to obtain approval by such regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials. Any analysis of data from clinical activities we perform is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Even if we believe results from our clinical trials are favorable to support the marketing of our product candidates, the FDA or other regulatory authorities may disagree. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any future product candidates will ever obtain regulatory approval.

We could fail to receive regulatory approval for our product candidates for many reasons, including, but not limited to:

•	disagreement with the design or implementation of our clinical trials;
•	failure to demonstrate that a product candidate is safe and effective for its proposed indication;
•	failure of clinical trials to meet the level of statistical significance required for approval;
•	failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
•	disagreement with our interpretation of data from preclinical studies or clinical trials;

•	the insufficiency of data collected from clinical trials of our product candidates to support the submission and filing of a BLA or other submission to obtain regulatory approval;
•	deficiencies in the manufacturing processes or the failure of facilities of CMOs with whom we contract for clinical and commercial supplies to pass a pre-approval inspection; or
•	changes in the approval policies or regulations that render our preclinical and clinical data insufficient for approval.

A regulatory authority may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program. If we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Moreover, depending on any safety issues associated with our product candidates that garner approval, the FDA may impose a risk evaluation and mitigation strategy, thereby imposing certain restrictions on the sale and marketability of such products.

We will require additional capital to finance our operations, which may not be available to us on acceptable terms, or at all. As a result, we may not complete the development and commercialization of our product candidates or develop new product candidates.

As a research and development company, our operations have consumed substantial amounts of cash since inception. We expect to spend substantial funds to continue the research, development and testing of our product candidates and to prepare to commercialize products subject to FDA approval in the U.S. and similar approvals in other jurisdictions. We will also require significant additional funds if we expand the scope of our current clinical plans for the SIRPαFc program or if we were to acquire any new assets and advance their development. Therefore, for the foreseeable future, we will have to fund all of our operations and development expenditures from cash on hand, equity or debt financings, through collaborations with other biotechnology or pharmaceutical companies or through financings from other sources. We expect that our existing cash at December 31, 2015 of $86,770,542 will enable us to fund our current operating plan requirements for at least the next twelve months. Additional financing will be required to meet our long term liquidity needs. If we do not succeed in raising additional funds on acceptable terms, we might not be able to complete planned preclinical studies and clinical trials or pursue and obtain approval of any product candidates from the FDA and other regulatory authorities. It is possible that future financing will not be available or, if available, may not be on favorable terms. The availability of financing will be affected by the achievement of our corporate goals, the results of scientific and clinical research, the ability to obtain regulatory approvals, the state of the capital markets generally and with particular reference to drug development companies, the status of strategic alliance agreements and other relevant commercial considerations. If adequate funding is not available, we may be required to delay, reduce or eliminate one or more of our product development programs, or obtain funds through corporate partners or others who may require us to relinquish significant rights to product candidates or obtain funds on less favorable terms than we would otherwise accept. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our intangible assets and our ability to continue our clinical development plans may become impaired, and our assets, liabilities, business, financial condition and results of operations may be materially or adversely affected.

We face competition from other biotechnology and pharmaceutical companies and our financial condition and operations will suffer if we fail to effectively compete.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our competitors include large, well-established pharmaceutical companies, biotechnology companies, and academic and research institutions developing cancer therapeutics for the same indications we are targeting and competitors with existing marketed therapies. Many other companies are developing or commercializing therapies to treat the same diseases or indications for which our product candidates may be useful. Although there are no approved therapies that specifically target the CD47 pathway, some competitors use therapeutic approaches that may compete directly with our product candidates. For example, SIRPαFc is in direct competition with CD47 blocking antibodies from Stanford University, Celgene Corporation, and Novimmune SA.

Many of our competitors have substantially greater financial, technical and human resources than we do and have significantly greater experience than us in conducting preclinical testing and human clinical trials of product candidates, scaling up manufacturing operations and obtaining regulatory approvals of products. Accordingly, our competitors may succeed in obtaining regulatory approval for products more rapidly than we do. Our ability to compete successfully will largely depend on:

•	the efficacy and safety profile of our product candidates relative to marketed products and other product candidates in development;
•	our ability to develop and maintain a competitive position in the product categories and technologies on which we focus;
•	the time it takes for our product candidates to complete clinical development and receive marketing approval;
•	our ability to obtain required regulatory approvals;
•	our ability to commercialize any of our product candidates that receive regulatory approval;
•	our ability to establish, maintain and protect intellectual property rights related to our product candidates; and
•	acceptance of any of our product candidates that receive regulatory approval by physicians and other healthcare providers and payers.

Competitors have developed and may develop technologies that could be the basis for products that challenge the differentiated nature and potential for best-in-class product development programs and discovery research capabilities of Fluorinov. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than our products and may be more effective or less costly than our products. The success of our competitors and their products and technologies relative to our technological capabilities and competitiveness could have a material adverse effect on the future pre-clinical and clinical trials of our products, including our ability to obtain the necessary regulatory approvals for the conduct of such trials. This may further negatively impact our ability to generate future product development programs with improved pharmacological properties using Fluorinov technology.

If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition and operations will substantially suffer.

We heavily rely on the capabilities and experience of our key executives and scientists and the loss of any of them could affect our ability to develop our products.

The loss of Dr. Niclas Stiernholm, our President and Chief Executive Officer, or other key members of our staff, including Dr. Robert Uger, our Chief Scientific Officer, Dr. Eric Sievers, our Chief Medical Officer, James Parsons, our Chief Financial Officer, Dr. Penka Petrova, our Chief Development Officer, or Dr. Malik Slassi, our Senior Vice President, Discovery Research could harm us. We have employment agreements with Drs. Stiernholm, Uger, Sievers, Petrova and Slassi and Mr. Parsons, although such employment agreements do not guarantee their retention. We also depend on our scientific and clinical collaborators and advisors, all of whom have outside commitments that may limit their availability to us. In addition, we believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific, managerial, medical, clinical and regulatory personnel, particularly as we expand our activities and seek regulatory approvals for clinical trials. We enter into agreements with our scientific and clinical collaborators and advisors, key opinion leaders and academic partners in the ordinary course of our business. We also enter into agreements with physicians and institutions who will recruit patients into our clinical trials on our behalf in the ordinary course of our business. Notwithstanding these arrangements, we face significant competition for these types of personnel from other companies, research and academic institutions, government entities and other organizations. We cannot predict our success in hiring or retaining the personnel we require for continued growth. The loss of the services of any of our executive officers or other key personnel could potentially harm our business, operating results or financial condition.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we have established, comply with federal and state health-care fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a substantial impact on our business and results of operations, including the imposition of substantial fines or other sanctions.

We may expand our business through the acquisition of companies or businesses or by entering into collaborations or by in-licensing product candidates, each of which could disrupt our business and harm our financial condition.

We have in the past and may in the future seek to expand our pipeline and capabilities by acquiring one or more companies or businesses, entering into collaborations, or in-licensing one or more product candidates. For example, in January 2016, we acquired Fluorinov, a small molecule medicinal chemistry company with preclinical oncology assets and a potential discovery platform. In April 2013, we in-licensed tigecycline which was subsequently returned to the UHN in 2014. Acquisitions, collaborations and in-licenses involve numerous risks, including, but not limited to:

•	substantial cash expenditures;
•	technology development risks;
•	potentially dilutive issuances of equity securities;
•	incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition;
•	difficulties in assimilating the operations of the acquired companies;
•	potential disputes regarding contingent consideration;
•	diverting our management’s attention away from other business concerns;
•	entering markets in which we have limited or no direct experience; and
•	potential loss of our key employees or key employees of the acquired companies or businesses.

We have experience in making acquisitions, entering collaborations, and in-licensing product candidates, however, we cannot provide assurance that any acquisition, collaboration or in-license will result in short-term or long-term benefits to us. We may incorrectly judge the value or worth of an acquired company or business or in-licensed product candidate. In addition, our future success would depend in part on our ability to manage the rapid growth associated with some of these acquisitions, collaborations and in-licenses. We cannot provide assurance that we would be able to successfully combine our business with that of acquired businesses, manage a collaboration or integrate in-licensed product candidates. Furthermore, the development or expansion of our business may require a substantial capital investment by us.

Negative results from clinical trials or studies of others and adverse safety events involving the targets of our products may have an adverse impact on our future commercialization efforts.

From time to time, studies or clinical trials on various aspects of biopharmaceutical products are conducted by academic researchers, competitors or others. The results of these studies or trials, when published, may have a significant effect on the market for the biopharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials or adverse safety events related to our product candidates, or the therapeutic areas in which our product candidates compete, could adversely affect our share price and our ability to finance future development of our product candidates, and our business and financial results could be materially and adversely affected.

We face the risk of product liability claims, which could exceed our insurance coverage and produce recalls, each of which could deplete our cash resources.

We are exposed to the risk of product liability claims alleging that use of our product candidates caused an injury or harm. These claims can arise at any point in the development, testing, manufacture, marketing or sale of our product candidates and may be made directly by patients involved in clinical trials of our product candidates, by consumers or healthcare providers or by individuals, organizations or companies selling our products. Product liability claims can be expensive to defend, even if the product or product candidate did not actually cause the alleged injury or harm.

Insurance covering product liability claims becomes increasingly expensive as a product candidate moves through the development pipeline to commercialization. We currently maintain clinical trial liability insurance coverage of $10 million. However, there can be no assurance that such insurance coverage is or will continue to be adequate or available to us at a cost acceptable to us or at all. We may choose or find it necessary under our collaborative agreements to increase our insurance coverage in the future. We may not be able to secure greater or broader product liability insurance coverage on acceptable terms or at reasonable costs when needed. Any liability for damages resulting from a product liability claim could exceed the amount of our coverage, require us to pay a substantial monetary award from our own cash resources and have a material adverse effect on our business, financial condition and results of operations. Moreover, a product recall, if required, could generate substantial negative publicity about our products and business, inhibit or prevent commercialization of other products and product candidates or negatively impact existing or future collaborations.

In addition, some of our licensing and other agreements with third parties require or might require us to maintain product liability insurance. If we cannot maintain acceptable amounts of coverage on commercially reasonable terms in accordance with the terms set forth in these agreements, the corresponding agreements would be subject to termination, which could have a material adverse impact on our operations.

We may not achieve our publicly announced milestones according to schedule, or at all.

From time to time, we may announce the timing of certain events we expect to occur, such as the anticipated timing of results from our clinical trials. These statements are forward-looking and are based on the best estimates of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. The timing of events such as initiation or completion of a clinical trial, filing of an application to obtain regulatory approval, or announcement of additional clinical trials for a product candidate may ultimately vary from what is publicly disclosed. These variations in timing may occur as a result of different events, including the nature of the results obtained during a clinical trial or during a research phase, problems with a CMO or a CRO or any other event having the effect of delaying the publicly announced timeline. We undertake no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of previously announced milestones could have a material adverse effect on our business plan, financial condition or operating results and the trading price of common shares.

We are exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates.

We may be adversely affected by foreign currency fluctuations. To date, we have been primarily funded through issuances of equity, proceeds from the exercise of warrants and stock options and from interest income on funds available for investment, which are all denominated both in Canadian and U.S. dollars. Also, a growing portion of our expenditures are in U.S. dollars, and we are therefore subject to foreign currency fluctuations which may, from time to time, impact our financial position and results of operations.

Risks Related to Intellectual Property

If we are unable to adequately protect and enforce our intellectual property, our competitors may take advantage of our development efforts or acquired technology and compromise our prospects of marketing and selling our key products.

We control two patent families relating to SIRPα. One family relates to the use of SIRPα to treat cancer. The other family relates our drug as a composition of matter, SIRPαFc.

More recently, we acquired the patent portfolio of Fluorinov, which embraces patent filings that cover eleven different inventions. With the exception of one process scheme, these patent filings each claim a family of small molecule drugs as compositions of matter, together with claims for their production and their medical uses. These drugs target cancer for the most part, and some related medical end-uses.

Our success will depend in part upon our ability to protect our intellectual property and proprietary technologies and upon the nature and scope of the intellectual property protection we receive. For example, some of our patent portfolio covers primarily methods of medical use but not compositions of matter. The ability to compete effectively and to achieve partnerships will depend on our ability to develop and maintain proprietary aspects of our technology and to operate without infringing on the proprietary rights of others. The presence of such proprietary rights of others could severely limit our ability to develop and commercialize our products, to conduct our existing research and could require financial resources to defend litigation, which may be in excess of our ability to raise such funds. There is no assurance that our pending patent applications or those that we intend to acquire will be approved in a form that will be sufficient to protect our proprietary technology and gain or keep any competitive advantage that we may have.

The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. Patents issued to us or our respective licensors may be challenged, invalidated or circumvented. To the extent our intellectual property, including licensed intellectual property, offers inadequate protection, or is found to be invalid or unenforceable, we are exposed to a greater risk of direct competition. If our intellectual property does not provide adequate protection against our competitors’ products, our competitive position could be adversely affected, as could our business, financial condition and results of operations. Both the patent application process and the process of managing patent disputes can be time consuming and expensive, and the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of Canada and the United States.

We will be able to protect our intellectual property from unauthorized use by third parties only to the extent that our proprietary technologies, key products, and any future products are covered by valid and enforceable intellectual property rights including patents or are effectively maintained as trade secrets, and provided we have the funds to enforce our rights, if necessary.

If we lose our licenses from third-party owners we may be unable to continue a substantial part of our business.

We are party to licenses that give us rights to intellectual property that is necessary or useful for a substantial part of our business. Pursuant to our exclusive license agreement with UHN and the HSC, under which we license certain patent rights for our key products and their uses, we are required to use commercially reasonable efforts to commercialize products based on the licensed rights and pay certain royalties and sublicensing revenue to UHN and HSC. These licenses require that we pay development milestone payments, regulatory milestone payments, royalties on net sales, and sublicensing revenues, as well as annual maintenance fees.

We have also entered into agreements allowing us to manufacture SIRPαFc using Catalent’s proprietary GPEx® expression system. The consideration includes payments at the time we successfully reach a series of development and sales milestones. We may also enter into licenses in the future to access additional third-party intellectual property.

If we fail to pay annual maintenance fees, development and sales milestones, or it is determined that we did not use commercially reasonable efforts to commercialize licensed products, we could lose our licenses which could have a material adverse effect on our business and financial condition.

We may require additional third-party licenses to effectively develop and manufacture our key products and are currently unable to predict the availability or cost of such licenses.

A substantial number of patents have already been issued to other biotechnology and pharmaceutical companies. To the extent that valid third-party patent rights cover our products or services, we or our strategic collaborators would be required to seek licenses from the holders of these patents in order to manufacture, use or sell these products and services, and payments under them would reduce our profits from these products and services. We are currently unable to predict the extent to which we may wish or be required to acquire rights under such patents, the availability and cost of acquiring such rights, and whether a license to such patents will be available on acceptable terms or at all. There may be patents in the U.S. or in foreign countries or patents issued in the future that are unavailable to license on acceptable terms. Our inability to obtain such licenses may hinder or eliminate our ability to manufacture and market our products.

Changes in patent law and its interpretation could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property rights, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves technological and legal complexity, and obtaining and enforcing biopharmaceutical patents is costly, time-consuming and inherently uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our and our licensors’ or collaborators’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office, or USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our and our licensors’ or collaborators’ ability to obtain new patents or to enforce existing patents and patents we and our licensors or collaborators may obtain in the future.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our and our licensors’ or collaborators’ patent applications and the enforcement or defense of our or our licensors’ or collaborators’ issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors’ or collaborators’ patent applications and the enforcement or defense of our or our licensors’ or collaborators’ issued patents, all of which could have a material adverse effect on our business and financial condition.

Litigation regarding patents, patent applications, and other proprietary rights may be expensive, time consuming and cause delays in the development and manufacturing of our key products.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. The pharmaceutical industry is characterized by extensive patent litigation. Other parties may have, or obtain in the future, patents and allege that the use of our technologies infringes these patent claims or that we are employing their proprietary technology without authorization.

In addition, third parties may challenge or infringe upon our existing or future patents. Proceedings involving our patents or patent applications or those of others could result in adverse decisions regarding:

•	the patentability of our inventions relating to our key products; and/or
•	the enforceability, validity, or scope of protection offered by our patents relating to our key products.

If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action, or challenge the validity of the patents in court. Regardless of the outcome, patent litigation is costly and time consuming. In some cases, we may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may:

•	incur substantial monetary damages;
•	encounter significant delays in bringing our key products to market; and/or
•	be precluded from participating in the manufacture, use or sale of our key products or methods of treatment requiring licenses.

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them.

Because we rely on third parties to develop our products, we must share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically restrict the ability of our collaborators, advisors, employees and consultants to publish data potentially relating to our trade secrets. Our academic collaborators typically have rights to publish data, provided that we are notified in advance and may delay publication for a specified time in order to secure our intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by us, although in some cases we may share these rights with other parties. We also conduct joint research and development programs which may require us to share trade secrets under the terms of research and development collaboration or similar agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets in cases where we do not have proprietary or otherwise protected rights at the time of publication. A competitor’s discovery of our trade secrets may impair our competitive position and could have a material adverse effect on our business and financial condition.

Risks Related to Our Common Shares

Our common share price has been volatile in recent years, and may continue to be volatile.

The market prices for securities of biopharmaceutical companies, including ours, have historically been volatile. In the year ended December 31, 2015, our common shares traded on the TSX, at a high of $37.27 and a low of $10.50 per share. In the year ended December 31, 2014, on the TSXV/TSX our common shares traded at a high of $22.20 and a low of $6.30 per share. A number of factors could influence the volatility in the trading price of our common shares, including changes in the economy or in the financial markets, industry related developments, the results of product development and commercialization, changes in government regulations, and developments concerning proprietary rights, litigation and cash flow. Our quarterly losses may vary because of the timing of costs for manufacturing, preclinical studies and clinical trials. Also, the reporting of adverse safety events involving our products and public rumors about such events could cause our share price to decline or experience periods of volatility. Each of these factors could lead to increased volatility in the market price of our common shares. In addition, changes in the market prices of the securities of our competitors may also lead to fluctuations in the trading price of our common shares.

We have never paid dividends and do not expect to do so in the foreseeable future.

We have not declared or paid any cash dividends on our common or preferred shares to date. The payment of dividends in the future will be dependent on our earnings and financial condition in addition to such other factors as our board of directors considers appropriate. Unless and until we pay dividends, shareholders may not receive a return on their shares. There is no present intention by our board of directors to pay dividends on our shares.

Future sales or issuances of equity securities and the conversion of outstanding securities to common shares could decrease the value of the common shares, dilute investors’ voting power, and reduce our earnings per share.

We may sell additional equity securities in future offerings, including through the sale of securities convertible into equity securities, to finance operations, acquisitions or projects, and issue additional common shares if outstanding warrants or stock options are exercised, or preferred shares are converted to common shares, which may result in dilution. See “Description of Share Capital”, below, for details of our outstanding securities convertible into common shares. We filed a base shelf prospectus with securities commissions in Canada and a Form F-10 registration statement with the U.S. Securities and Exchange Commission (“SEC”) on June 4, 2015, that provides that we may sell under the prospectus from time to time over the following 25 months up to U.S. $100 million, in one or more offerings, of common shares, First Preferred shares, warrants to purchase common shares, or units comprising a combination of common shares, First Preferred shares and/or warrants. Subject to receipt of any required regulatory approvals, subscribers of the December 2013 private placement who purchased a minimum of 10% of the securities sold under the offering received rights to purchase our securities in future financings to enable each such shareholder to maintain their percentage holding in our common shares for so long as the subscriber holds at least 10% of the outstanding common shares on a fully-diluted basis. Shareholders who do not have this future financing participation right may be disadvantaged in participating in such financings.

Our board of directors has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that we will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of common shares at prices less than the current market price for our common shares.

Sales of substantial amounts of our securities, or the availability of such securities for sale, as well as the issuance of substantial amounts of our common shares upon conversion of outstanding convertible equity securities, could adversely affect the prevailing market prices for our securities and dilute investors’ earnings per share. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

We are likely a “passive foreign investment company,” which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. investors should be aware that we believe we were classified as a passive foreign investment company, or PFIC, during the tax years ended December 31, 2015 and 2014, and based on current business plans and financial expectations, we expect that we will be a PFIC for the current tax year and may be a PFIC in future tax years. If we are a PFIC for any year during a U.S. shareholder’s holding period of our common shares, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of our common shares, or any so-called “excess distribution” received on our common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election, or QEF Election, or a “mark-to-market” election with respect to our shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the shareholder’s adjusted tax basis therein. Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares.

It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

We are a corporation existing under the laws of the Province of Ontario, Canada. Several of our directors and officers, and several of the experts are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. Consequently, although we have appointed an agent for service of process in the United States, it may be difficult for holders of our securities who reside in the United States to effect service within the United States upon those directors and officers, and the experts who are not residents of the United States. It may also be difficult for holders of our securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Investors should not assume that Canadian courts (i) would enforce judgments of United States courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state or jurisdiction of the United States or (ii) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the United States federal securities laws or any securities or “blue sky” laws of any state or jurisdiction of the United States. In addition, the protections afforded by Canadian securities laws may not be available to investors in the United States.

If there are substantial sales of our common shares, the market price of our common shares could decline.

Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders who exercise their warrants or stock options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

Any failure to maintain an effective system of internal controls may result in material misstatements of our consolidated financial statements or cause us to fail to meet our reporting obligations or fail to prevent fraud; and in that case, our shareholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our common shares.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we fail to maintain an effective system of internal controls, we might not be able to report our financial results accurately or prevent fraud; and in that case, our shareholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our common shares. While we believe that we have sufficient personnel and review procedures to allow us maintain an effective system of internal controls, we cannot provide assurance that we will not experience potential material weaknesses in our internal control. Even if we conclude that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our future reporting obligations.

If we fail to timely achieve and maintain the adequacy of our internal control over financial reporting, we may not be able to produce reliable financial reports or help prevent fraud. Our failure to achieve and maintain effective internal control over financial reporting could prevent us from complying with our reporting obligations on a timely basis, which could result in the loss of investor confidence in the reliability of our consolidated financial statements, harm our business and negatively impact the trading price of our common shares.

As a foreign private issuer, we are not subject to certain United States securities law disclosure requirements that apply to a domestic United States issuer, which may limit the information which would be publicly available to our shareholders.

As a foreign private issuer, we are not required to comply with all the periodic disclosure requirements of the Exchange Act, and therefore, there may be less publicly available information about us than if we were a United States domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual meetings will be governed by Canadian requirements.

Our charter documents and certain Canadian legislation could delay or deter a change of control, limit attempts by our shareholders to replace or remove our current management and limit the market price of our common shares.

Our authorized preferred shares are available for issuance from time to time at the discretion of our board of directors, without shareholder approval. Our articles grant our board of directors the authority to determine the special rights and restrictions granted to or imposed on any unissued series of preferred shares, and those rights may be superior to those of our common shares. Further, the Investment Canada Act subjects any acquisition of control of a company by a non-Canadian to government review if the value of the assets as calculated pursuant to the legislation exceeds a threshold amount or in other circumstances determined at the discretion of the Canadian government. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be of net benefit to Canada and the Canadian government is satisfied that no other important concerns arise from the acquisition of control. Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities to our shareholders to sell their shares.

DESCRIPTION OF SHARE CAPITAL

Overview

Our authorized share capital consists of an unlimited number of common shares, Class B Shares, First Preferred Shares, Series I Non-Voting Convertible First Preferred Shares, or Series I First Preferred Shares, and Series II Non-Voting Convertible First Preferred Shares, or Series II First Preferred Shares, in each case without nominal or par value.

The holders of common shares are entitled to receive notice of and to attend all annual and special meetings of our shareholders and to one vote per share held at each such meeting, and they are entitled to receive dividends as determined and declared by our board of directors.

Subject to the rights of the holders of any other class of our shares entitled to receive dividends in priority to or concurrently with the holders of the common shares, our board of directors may in its sole discretion declare dividends on the common shares to the exclusion of any other class of shares of the Company.

In the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs, the holders of the common shares shall, subject to the rights of the holders of any other class of shares entitled to receive our assets upon such a distribution in priority to or concurrently with the holders of the common shares, be entitled to participate in the distribution. Such distribution shall be made in equal amounts per share on all the common shares at the time outstanding without preference or distinction.

The holders of the Class B Shares are entitled to receive notice of and to attend any meeting of our shareholders but shall not be entitled to vote any of their Class B Shares at any such meeting. Each issued and fully paid Class B Share may at any time be converted, at the option of the holder, into one common share. In the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs, the holders of the Class B Shares shall be entitled to participate rateably with the common shares in any distribution of the assets of the Company.

The First Preferred Shares may at any time and from time to time be issued in one or more series and our board of directors may before the issue thereof fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of First Preferred Shares.

The First Preferred Shares shall be entitled to priority over the common shares and Class B Shares and all other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of our assets in the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs.

The First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series with respect to priority in the payment of dividends and in the distribution of our assets in the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs.

During 2013, we created a new series of shares, our Series I First Preferred Shares. The holders of Series I First Preferred Shares are not entitled to vote at any meeting of our shareholders (except in limited circumstances provided for in the OBCA), and they are entitled to receive dividends as determined and declared at the discretion of our board of directors equally on a one-for-one basis with the holders of shares of the other series of First Preferred Shares. Each issued and fully paid Series I First Preferred Share may at any time be converted, at the option of the holder, into one-thirtieth (1/30th) of a common share, subject to adjustment. In the event of a take-over bid, that is a “formal bid”, the Offeror of such bid shall make an offer to acquire the same percentage of outstanding Series I First Preferred Shares as the percentage of common shares for which the bid is made, on the same terms and for the same amount and kind of consideration.

During 2015, we created a new series of shares, our Series II First Preferred Shares. The holders of Series II First Preferred Shares are not entitled to vote at any meeting of our shareholders (except in limited circumstances provided for in the OBCA), and they are entitled to receive dividends as determined and declared at the discretion of our board of directors equally on a one-for-one basis with the holders of shares of the other series of First Preferred Shares. Each issued and fully paid Series II First Preferred Share may at any time be converted, at the option of the holder, into one common share, subject to adjustment. In the event of a take-over bid, that is a “formal bid”, the Offeror of such bid shall make an offer to acquire the same percentage of outstanding Series II First Preferred Shares as the percentage of common shares for which the bid is made, on the same terms and for the same amount and kind of consideration.

As at December 31, 2015, 7,796,137 common shares were outstanding, 53,788,579 Series I Preferred Shares were outstanding and convertible into 1,792,953 common shares, and no Class B Shares were outstanding. As at December 31, 2015, 106,096,356 common share purchase warrants were outstanding and convertible into 3,536,545 common shares at a weighted average exercise price of $8.72 per common share.

As at December 31, 2015, there were 927,834 stock options outstanding to purchase common shares. The terms and conditions of such stock options are contained in the 2014 Stock Option Plan.

As at December 31, 2015, we have issued 51,788 deferred share units. The terms and conditions of such deferred share units are contained in the 2014 DSU Plan.

Share capital issued – for the year ended December 31, 2015

On April 7, 2015, the Company completed an underwritten public offering of common shares and non-voting convertible preferred shares in the United States. In the offering, Trillium sold 1,750,754 common shares and 1,077,605 Series II First Preferred Shares at a price of U.S. $19.50 per share, including 228,359 common shares sold pursuant to the full exercise of the underwriters’ option to purchase additional common shares. The gross proceeds to Trillium from this offering were $68,875,067 (U.S. $55,153,000) before deducting offering expenses of $4,913,443.

During the year ended December 31, 2015, 1,087,603 common shares were issued on the exercise of 32,628,425 warrants for proceeds of $9,515,154 and 6,666 stock options were exercised for proceeds of $49,995.

During the year ended December 31, 2015, 15,716,110 Series I First Preferred Shares were converted into 523,870 common shares.

Share capital issued – for the year ended December 31, 2014

On November 14, 2014, we consolidated our outstanding common shares issuing one post-consolidated share for each 30 pre-consolidated shares. All references in this AIF to the number of common shares, stock options and deferred share units, or DSUs, refer to the post-consolidated amounts.

In the year ended December 31, 2014, 2,596,251 warrants were exercised for 86,540 common shares and for proceeds of $946,813 and 2,614 stock options were exercised for proceeds of $19,600. Also, 909,091 warrants issued in March 2011 expired unexercised.

During the year ended December 31, 2014, 8,390,476 Series I First Preferred Shares were converted into 279,682 common shares.

Share capital issued – for the year ended December 31, 2013

On February 6, 2013, we consolidated our outstanding common shares issuing one post-consolidated share for each 10 pre-consolidated shares.

In March 2013, we completed an offering pursuant to a base shelf prospectus and prospectus supplement and in the U.S. pursuant to a private placement memorandum for a total of 424,500 units at a price of $7.50 per unit, for aggregate gross proceeds to us of $3,185,080 ($2,615,240 net of issuance costs). Each unit consisted of one common share and 30 common share purchase warrants. Each 30 warrants entitle the holder to purchase one common share at a price of $12.00 per share at any time prior to expiry on March 15, 2018 (12,315,000 warrants) and March 27, 2018 (420,000 warrants). In connection with the financing, we issued 814,051 compensation warrants having an aggregate fair value of $48,843 estimated using the Black-Scholes option pricing model. Each 30 compensation warrants entitle the holder to acquire one common share at an exercise price of $7.50 per share prior to expiry on March 16, 2015.

On April 9, 2013, we issued 202,639 common shares and 3,300,000 common share purchase warrants for partial consideration for the acquisition of Trillium Privateco.

On April 16, 2013, we issued 167,619 common shares and 1,600,000 common share purchase warrants as consideration for the acquisition of certain rights related to tigecycline from UHN.

On December 13, 2013, we completed a private placement of 2,641,590 common share units (each common share unit consisting of one common share and 22.5 common share purchase warrants) at a price of $6.30 per unit and 77,895,165 preferred share units (each preferred share unit consisting of one Series I First Preferred Share and three-quarters of a common share purchase warrant) at a price of $0.21 per unit for gross proceeds of $32,866,025 ($30,713,841 net of issuance costs). Each 30 warrants entitle the holder to purchase one common share at a price of $8.40 at any time prior to expiry on December 13, 2018. In connection with the financing, we issued 5,014,839 compensation warrants having an aggregate fair value of $651,929 estimated using the Black-Scholes option pricing model. Each 30 compensation warrants entitle the holder to acquire one common share at an exercise price of $6.30 per share prior to expiry on December 13, 2015.

In the December 2013 private placement, subscribers who purchased preferred share units and certain subscribers who purchased common share units were subject to restrictions on the conversion and exercise of securities of ours convertible into common shares. Such subscribers cannot convert or exercise securities of ours convertible or exercisable into common shares if, after giving effect to the exercise of conversion, the subscriber and its joint actors would have beneficial ownership or direction or control over common shares in excess of 4.99% of the then outstanding common shares. This limit may be increased at the option of the subscriber on 61 days prior written notice: (i) up to 9.99%, (ii) up to 19.99%, subject to stock exchange clearance of a personal information form submitted by the subscriber, and (iii) above 19.99%, subject to stock exchange approval and shareholder approval.

Subject to receipt of any required regulatory approvals, subscribers who purchased a minimum of 10% of the securities sold under the offering have been given rights to purchase securities of ours in future financings to enable each such subscriber to maintain its percentage holding in us for so long as the subscriber holds at least 10% of the outstanding common shares on a fully-diluted basis.

Fully Diluted Share Capital

The number of issued and outstanding common shares, Series I First Preferred Shares, Series II First Preferred Shares warrants, stock options and DSUs on a fully converted basis as at December 31, 2015 was as follows:

Number of common
share equivalents

Common shares	7,796,137
Series I First Preferred Shares	1,792,953
Series II First Preferred Shares	1,077,605
Warrants	3,536,545
Stock options	927,834
Deferred share units	51,788
Fully diluted common shares as at December 31, 2015	15,182,862

Warrants

The following table shows the number of warrants outstanding, the exercise prices, and the number of common shares issuable on exercise of the warrants and the exercise price per common share for 30 warrants at December 31, 2015:

			Number of	Exercise
			Common shares	Price per
	Number of	Exercise	Issuable	Common Share
Expiry dates	Warrants	Price	on Exercise	(30 Warrants	)

March 15, 2018	9,213,780	$0.40	307,126	$12.00
March 27, 2018	300,000	$0.40	10,000	$12.00
December 13, 2018	96,582,576	$0.28	3,219,419	$8.40
Total	106,096,356		3,536,545

Our board of directors authorized or ratified the issuances of the warrants set forth in the table below and the issuance of one common share upon the due exercise of each 30 warrants in accordance with its terms and the receipt by us of the designated exercise price payable in respect of the share prior to the time of expiry on the designated expiry date.

Stock Options

Our board of directors authorized or ratified the issuances of the options set forth in the table below and the issuance of one common share upon the due exercise of each option in accordance with its terms and the receipt by us of the designated exercise price payable in respect of the share prior to the time of expiry on the designated expiry date.

Deferred Share Units

As at December 31, 2015, we had 51,788 issued and outstanding DSUs which are convertible into common shares.

Prior Sales

The following table summarizes details of each class of securities that is outstanding but not listed or quoted on a marketplace issued by the Company during the year ended December 31, 2015.

Date of Issuance	Price per Security or Exercise Price as Applicable	Number of and Description of Securities
April 1, 2015	$23.441	85,000 Options(1)
April 7, 2015	USD$19.50	1,077,605 Series II First Preferred Shares (2)
May 27, 2015	$28.045	29,000 Options(1)
May 27, 2015	$28.045	8,558 Deferred Share Units(3)
June 4, 2015	$28.519	12,500 Options(1)
June 16, 2015	$29.422	2,039 Deferred Share Units(3)
November 19, 2015	$19.333	220,859 Options(1)
November 19, 2015	$19.333	12,414 Deferred Share Units(3)

Note:

(1)	Issued under the 2014 Stock Option Plan.
(2)	Issued in an underwritten public offering of common shares and non-voting convertible preferred shares in the United States.
(3)	Issued under the 2014 DSU Plan.

MARKET FOR SECURITIES

We are listed on the TSX under the symbol “TR and on the NASDAQ Capital Market under the symbol “TRIL”. The following table shows the price ranges and volumes traded on the TSX and NASDAQ for the periods noted:

Month	TSX			NASDAQ
	High ($)	Low ($)	Volume (#)	High (US$)	Low (US$)	Volume (#)
December 2015	$ 20.000	$ 16.010	50,495	$ 15.020	$ 11.494	987,213
November 2015	$ 21.980	$ 17.850	49,350	$ 16.690	$ 13.420	839,500
October 2015	$ 21.800	$ 16.000	116,560	$ 16.650	$ 12.200	1,590,038
September 2015	$ 25.000	$ 15.950	89,362	$ 19.080	$ 12.000	1,320,768
August 2015	$ 28.080	$ 18.150	114,851	$ 22.200	$ 13.380	1,984,450
July 2015	$ 30.010	$ 24.200	123,555	$ 23.300	$ 18.770	1,777,870
June 2015	$ 32.760	$ 25.000	154,336	$ 26.720	$ 19.990	2,823,681
May 2015	$ 30.570	$ 21.210	180,416	$ 24.560	$ 17.572	3,303,704
April 2015	$ 37.270	$ 22.690	538,051	$ 27.989	$ 18.800	7,607,223
March 2015	$ 26.065	$ 17.000	307,858	$ 20.880	$ 13.060	2,542,925
February 2015	$ 20.210	$ 15.140	204,365	$ 16.500	$ 12.610	1,321,813
January 2015	$ 18.370	$ 10.500	361,364	$ 15.647	$ 9.050	3,046,079

BOARD OF DIRECTORS AND MANAGEMENT

The following table and summary of business experience set forth the name, office held, and functions and areas of experience in the Company, principal business activities and other principal directorships of each of our directors and senior management:

Name Present Office Held Province/State and Country of Residence Position Held Since	Principal Business Activities, Other Principal Directorships and Function
Luke Beshar Director(1) New Jersey, USA	Mr. Beshar is an independent biotechnology consultant and financial expert. He was most recently the Executive/Senior Vice President and Chief Financial Officer of NPS Pharmaceuticals, Inc., a global biopharmaceutical company from November 2007 to February 2015.
March 10, 2014	As an independent director, Mr. Beshar supervises our management and helps to ensure compliance with our corporate governance policies and standards.
Henry Friesen Director(1)(2) Manitoba, Canada June 28, 2011	Dr. Friesen is a Distinguished University Professor Emeritus at University of Manitoba since October 2000.

As an independent director, Dr. Friesen supervises our management and helps to ensure compliance with our corporate governance policies and standards.

Robert Kirkman Director (1)(3) Washington, USA December 17, 2013

Dr. Kirkman was President and Chief Executive Officer and director of Oncothyreon Inc., an oncology-focused biotechnology company from September 2006 to January 2016.

As an independent director, Dr. Kirkman supervises our management and helps to ensure compliance with our corporate governance policies and standards.

Michael Moore Director(2)(3) Surrey, UK April 9, 2013	Dr. Moore is the Executive Chair of MISSION Therapeutics Ltd. since 2012 and a Board Chair or Director of several private biopharmaceutical companies in the UK. From 2004 to 2013, Dr. Moore was the Chair of Trillium Privateco, and from 2003 to 2008, Dr. Moore was the Chief Executive Officer and Director of PIramed Ltd, a UK- based oncology company sold to Roche in 2008.
As an independent director, Dr. Moore supervises our management and helps to ensure compliance with our corporate governance policies and standards.
Thomas Reynolds Director(2)(3) Washington, USA	Dr. Reynolds is an independent biotechnology consultant since February 2013, and was Chief Medical Officer of Seattle Genetics, Inc., a biotechnology company focused on antibody-based therapies for the treatment of cancer from March 2007 to January 2013. Dr. Reynolds also sits on the board of MEI Pharma, Inc.
March 10, 2014	As an independent director, Dr. Reynolds supervises our management and helps to ensure compliance with our corporate governance policies and standards.
Calvin Stiller Director, Chair of the Board Ontario, Canada	Dr. Stiller is the Chair of Ontario Institute for Cancer Research and Professor Emeritus at Western University. Dr. Stiller also sits on the board of Revera Corporation and Magor Corporation.
July 18, 2011	As an independent director, Dr. Stiller supervises our management and helps to ensure compliance with our corporate governance policies and standards.

Niclas Stiernholm President and Chief Executive Officer, Director Ontario, Canada Director since July 18, 2011; President and CEO since April 9, 2013

Dr. Stiernholm is the President and Chief Executive Officer of Trillium since April 9, 2013 and was the President and Chief Executive Officer of Trillium Privateco prior thereto from 2002. He joined Trillium from YM BioSciences where he was Executive Vice President and Chief Scientific Officer.

As President and Chief Executive Officer, Dr. Stiernholm is responsible for overseeing our strategic direction, executing business development plans and ensuring that our scientific programs remain funded and advance on schedule. As a director, Dr. Stiernholm participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

Robert Uger Chief Scientific Officer Ontario, Canada	Dr. Uger is the Chief Scientific Officer of Trillium since April 9, 2013 and was the Vice President, Research of Trillium Privateco prior thereto from 2003. He joined Trillium from Aventis Pasteur where he was a Senior Research Scientist involved in cancer vaccine research.
April 9, 2013	As Chief Scientific Officer, Dr. Uger is responsible for developing and implementing our scientific direction, and oversees both internal product development and external research and development programs.
James Parsons Chief Financial Officer Ontario, Canada August 25, 2011

Mr. Parsons is the Chief Financial Officer of Trillium since August 25, 2011 and was also the Director, Finance of Trillium Privateco. He was previously the Vice President, Finance of DiaMedica Inc. from October 2010 to May 2014, and Chief Financial Officer of Amorfix Life Sciences Ltd. from 2006 to 2010. Mr. Parsons sits on the board of Sernova Corp and DiaMedica Inc.

As Chief Financial Officer, Mr. Parsons is responsible for financial and risk management, investor relations, corporate governance and administration.

Penka Petrova Chief Development Officer Ontario, Canada May 29, 2015

Dr. Petrova is the Chief Development Officer of Trillium since May 29, 2015 and was the Vice President, Drug Development from April 2013 to May 2015. Dr. Petrova joined Trillium Privateco from Prescient Neuropharma in 2003.

As Chief Development Officer, Dr. Petrova is responsible for managing our formal drug development efforts, including all outsourced activities to contract manufacturers and contract research organizations.

Eric Sievers Chief Medical Officer Washington, USA April 1, 2015

Dr. Sievers is the Chief Medical Officer of Trillium since April 1, 2015. He previously held several senior roles at Seattle Genetics including the Senior Vice President, Clinical Development from October 2013 to March 2015, the Vice President and Interim Chief Medical Officer from 2012 to October 2013, and Vice President, Clinical Affairs from 2011 to 2012, and Executive Medical Director from 2010 to 2011.

As Chief Medical Officer, Dr. Sievers is responsible for the design and execution of our clinical and regulatory strategy.

Notes:

(1)	Member of our audit committee.
(2)	Member of our corporate governance and nominating committee.
(3)	Member of our compensation committee.

Directors are elected annually and hold office until a successor is elected at a subsequent annual meeting of the Company, unless a director’s office is earlier vacated in accordance with the by-laws of the Company. The business address for our directors and senior management is Trillium Therapeutics Inc., 96 Skyway Avenue, Toronto, Ontario, Canada, M9W 4Y9.

As at December 31, 2015, the directors and senior officers of the Company, as a group, beneficially owned, directly or indirectly, 31,000 common shares of the Company constituting approximately 0.4% of the issued and outstanding common shares.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Cease Trade Orders

To the knowledge of the Company, no director or executive officer of the Company is, or within the ten years prior to the date hereof has been, a director, chief executive officer, or chief financial officer, of any company (including the Company) that was subject to (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than thirty consecutive days, issued while that person was acting in such capacity or issued thereafter but resulted from an event that occurred while that person was acting in such capacity.

Bankruptcies

To the knowledge of the Company, no director or executive officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in such capacity or within a year of that person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of the Company, no director or executive officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold that person’s assets.

Penalties and Sanctions

No director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Corporation has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

All of the above disclosure also applies to any personal holding companies of any of the persons referred to above.

CONFLICTS OF INTEREST

Certain of our officers and directors are also officers and/or directors of other companies engaged in the biotechnology industry and research business generally. As a result, situations arise where the interest of such directors and officers conflict with their interests as directors and officers of other companies. The resolution of such conflicts is governed by applicable corporate laws, which require that directors act honestly, in good faith and with a view to the best interests of the Company. In addition, the OBCA, our governing statute, requires our officers and directors to disclose any personal interest which they may have in any material contract or transaction which is proposed to be entered into with the Company and, in the case of directors, to abstain from voting as a director for the approval of any such contract or transaction, unless otherwise permitted under the OBCA.

In relation to the acquisition of Fluorinov on January 26, 2016, two directors declared a conflict of interest and recused themselves from discussions and board decisions relating to the acquisition. One director was also a director of Fluorinov and had an ownership position in Fluorinov at the time of acquisition of less than 2%. A second of our directors was a director of the Ontario Institute of Cancer Research (being a beneficiary of the Fight Against Cancer Innovation Trust, a shareholder and debenture holder of Fluorinov).

LEGAL PROCEEDINGS

We are and were not a party to, and none of our property or assets are or were subject to, any material legal proceedings during the last financial year, nor to our knowledge are any such proceedings contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as provided herein, there are no material interests, direct or indirect, of directors, executive officers, any shareholders who beneficially own, or controls or directs, directly or indirectly, more than 10% of our outstanding common shares, or any known associates or affiliates of such persons, in any transaction within the last three completed financial years or during the current financial year which has materially affected or is reasonably expected to materially affect the Company.

For the years ended December 31, 2015 and 2014, $0 and $7,916, respectively, was paid to our former Executive Chair, a director, for consulting fees. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

INTEREST OF EXPERTS

Our auditors are Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, Toronto, Ontario, Canada. Our consolidated financial statements as at December 31, 2015 and 2014 have been audited by Ernst & Young LLP, Independent Registered Public Accounting Firm, as indicated in their report dated March 9, 2016. Ernst & Young LLP has been the Corporation's auditors since inception on March 31, 2004.

Ernst & Young LLP has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of the Institute of Chartered Accountants of Ontario) and the rules and standards of the Public Company Accounting Oversight Board (United States) and the securities laws and regulations administered by the United States Securities and Exchange Commission.

TRANSFER AGENT

Our registrar and transfer agent is Computershare Trust Company of Canada, located at 100 University Avenue, Toronto, Ontario, M5J 2Y1.

MATERIAL CONTRACTS

There are no other contracts, other than those disclosed in this AIF and those entered into in the ordinary course of our business, that are material to us and which were entered into in the last completed fiscal year or which were entered into before the most recently completed fiscal year but are still in effect as of the date of this AIF:

1.

License Agreement between Trillium Privateco, UHN and HSC dated February 1, 2010 pursuant to which we licensed intellectual property relating to methods and compounds for the modulation of the SIRPα-CD47 interaction for therapeutic cancer applications. The license agreement requires us to use commercially reasonable efforts to commercialize the licensed technology. The license agreement will terminate on a country-by-country basis, in countries where a valid claim exists, when the last valid claim expires in such country, or if no valid claim exists, when the last valid claim expires in the U.S. We paid an up-front license fee of $150,000 and committed to pay an annual maintenance fee of $25,000, as well as payments on patent issuances, development milestone payments ranging from $100,000 to $300,000 on the initiation of phase I, II and III clinical trials respectively, and payments upon the achievement of certain regulatory milestones as well as royalties of either 3% or 1% of net revenues on commercial sales. The regulatory milestone payments amount to $1 million on each of the submission of a first BLA in the U.S. and receipt of first regulatory approval in the U.S. and proportionate payments in other territories worldwide. The aggregate milestones payable on their first achievement under the agreement in the major markets of the U.S., Europe and Asia combined are $5,660,000. Under the license agreement, Trillium is required to pay 20% of any sublicensing revenues to the licensors on the first $50 million of sublicensing revenues, and pay 15% of any sublicensing revenues to the licensors after the first $50 million of sublicensing revenue received.

2.

GPEx®-Derived Cell Line Sale Agreement between Trillium Therapeutics Inc. and Catalent Pharma Solutions, LLC dated August 12, 2014 pursuant to which we acquired the right to use the GPEx® expression system for the manufacture of TTI-621 (SIRPαFc). Consideration for the license includes potential pre-marketing approval milestones of up to US$875,000 and aggregate sales milestone payments of up to US$28.8 million.

3.

GPEx®-Derived Cell Line Sale Agreement between Trillium Therapeutics Inc. and Catalent Pharma Solutions, LLC dated August 12, 2014 pursuant to which we acquired the right to use the GPEx® expression system for the manufacture of TTI-622 (SIRPαFc). Consideration for the license includes potential pre-marketing approval milestones of up to US$875,000 and aggregate sales milestone payments of up to US $28.8 million.

4.

Share purchase agreement among the Company, Fluorinov and Fluorinov shareholders dated January 26, 2016 pursuant to which we purchased all of the issued and outstanding shares in the capital of Fluorinov. See “General Development of the Business – 3 Year Summary”.

5.

Royalty agreement among the Company, Fluorinov and Fluorinov shareholders dated January 26, 2016 which sets out contingent future royalty payments. See the discussion in the section of this AIF entitled “General Development of the Business – 3 Year Summary”.

AUDIT COMMITTEE INFORMATION

Audit Committee

The Charter of the Audit Committee is attached hereto as Schedule A. The purpose of our audit committee is to assist our Board in:

•	overseeing the integrity of our financial statements and our accounting and financial reporting processes and financial statement audits;

•	overseeing our compliance with legal and regulatory requirements;

•	overseeing the qualifications and independence of our registered public accounting firm (independent auditor);

•	overseeing the performance of our independent auditor; and

•

overseeing the design, implementation and ongoing effectiveness of our systems of disclosure controls and procedures, risk management systems, internal control over financial reporting and compliance with ethical standards adopted by us.

Composition of the Audit Committee

Our audit committee is comprised of a minimum of three members, each of whom, in the determination of our board of directors, satisfies the independence, financial literacy and experience requirements of applicable U.S. and National Instrument 52- 110 Audit Committees (“NI 52-110”), rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

In particular:

•

each member shall be (a) an “Independent Director,” as defined in NASDAQ Stock Market Rule 5605(a)(2), and (b) “independent” within the meaning of Rule 10A-3 under the Exchange Act, and the determination of independence will be affirmatively made by our board annually, provided that our board may elect to take advantage of any exemption from such requirements provided in the rules of NASDAQ or the Exchange Act;

•	each member shall meet the independence and financial literacy requirements set forth in Canadian NI 52-110;

•	each member shall not have participated in the preparation of the financial statements of ours (or any then current subsidiary of ours) at any time during the past three years;

•

each member shall be able to read and understand fundamental financial statements in accordance with the audit committee requirements for companies listed on NASDAQ in NASDAQ Stock Market Rule 5605(c)(2)(A)(iv); and

at least one (1) member shall, in the judgment of our board, be an “audit committee financial expert” within the meaning of such term in Item 407(d) of Regulation S-K under the United States Securities Act of 1933.

Our audit committee members are Mr. Luke Beshar (chair), Dr. Henry Friesen and Dr. Robert Kirkman, each of whom is a non-executive member of our Board. Our Board has determined that each of the members of our audit committee is financially literate and has sufficient financial expertise, and is independent within the meaning of such term in the rules of NASDAQ, the SEC and Canadian provincial securities regulatory authorities. Our Board has determined that Mr. Luke Beshar is a financial expert in accordance with the rules and regulations of the SEC.

Relevant Education and Experience

The following describes the education and experience of each audit committee member that is relevant in the performance of his responsibilities as an audit committee member:

Luke Beshar, CPA - Director, Chair of the Audit Committee

Mr. Beshar was Executive Vice President and Chief Financial Officer of NPS Pharmaceuticals until February 2015 when the company was sold to Shire plc. He joined NPS Pharmaceuticals in 2007 and has been responsible for financial management, investor relations, information technology, technical operations, supply-chain management, facilities, project management, contracts and outsourcing and strategic and alliance management. Prior to joining NPS, Mr. Beshar served as Executive Vice President and Chief Financial Officer of Cambrex Corporation, a global life sciences company. Mr. Beshar began his career with Arthur Andersen & Co. and is a certified public accountant.

He obtained his bachelor’s degree in Accounting and Finance from Michigan State University and is a graduate of The Executive Program at the Darden Graduate School of Business at the University of Virginia.

Dr. Henry Friesen - Director

Dr. Friesen was the President of the Canadian Government’s Medical Research Council, and the architect and lead champion for the creation the Canadian Institutes for Health Research, President of the National Cancer Institute of Canada and President of the Canadian Society for Clinical Investigation. He is the Past Founding Chair of Genome Canada. A Fellow of the Royal Society of Canada, Dr. Friesen was named a Companion of the Order of Canada and was inducted into the Canadian Medical Hall of Fame in 2001 and, later the Order of Manitoba. He was also awarded the Gairdner Foundation Wightman Award, the McLaughlin Medal of the Royal Society of Canada, and the Koch Medal, the highest award of the Endocrine Society. He was presented with the Frederic Newton Gisborne Starr Award by the Canadian Medical Association, the association’s highest award, in 2006. Dr. Friesen also holds eight Honorary Doctorates from Canadian universities.

Dr. Robert Kirkman - Director

Dr. Kirkman served as Oncothyreon’s President and Chief Executive Officer from September 2006 to January 2016. From 2005 to 2006, he was acting President and Chief Executive Officer of Xcyte Therapies, which concluded a merger with Cyclacel Pharmaceuticals, both development-stage biopharmaceutical companies, in March of 2006. From 2004 to 2005, Dr. Kirkman was Chief Business Officer and Vice President of Xcyte. From 1998 to 2003, Dr. Kirkman was Vice President, Business Development and Corporate Communications of Protein Design Labs, a biopharmaceutical company. Dr. Kirkman holds a M.D. degree from Harvard Medical School and a B.A. in economics from Yale University.

Audit Committee Oversight

Since the commencement of our most recently completed fiscal year and adoption of the audit committee charter, the Board has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Pre-Approval Policies and Procedures

The audit committee has adopted specific policies and procedures for the engagement of audit and non-audit services as set out in our Auditor Services Pre-Approval Policy. Pursuant to the Policy, the audit committee on an annual basis may approve the provision of a specified list of audit and permitted non-audit services that the audit committee believes to be typical, reoccurring or otherwise likely to be provided by the external auditor during the then current fiscal year. All pre-approvals granted under this Policy shall be sufficiently detailed as to the particular services being provided that it will not be necessary for management of Trillium to exercise any discretion in determining whether a particular service has been pre-approved.

In addition, pursuant to the Policy the audit committee has delegated its pre-approval authority to the Chair of the audit committee for services where the aggregate fees are estimated to be less than or equal to Cdn. $50,000. The Chair of the audit committee is required to report any such granted pre-approvals to the audit committee at its next scheduled meeting. The audit committee shall not delegate to management the audit committee's responsibilities for pre-approving audit and non-audit services to be performed by the external auditor.

Pursuant to the Policy, there is an exception to the pre-approval requirements for permitted non-audit services, provided all such services were not recognized at the time of the engagement to be non-audit services and, once recognized, are promptly brought to the attention of the audit committee and approved prior to the completion of the audit. The aggregate amount of all services approved in this manner may not constitute more than five percent of the total fees paid to the external auditor during the fiscal year in which the services are provided.

External Auditors Service Fees (By Category)

The aggregate fees billed and accrued by our external auditor in the last two fiscal years for auditor service fees were as follows:

		Audit Related
Financial Year Ending	Audit Fees(1)	Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2015	$378,970	Nil	$22,805	Nil
December 31, 2014	$313,820	Nil	$2,050	Nil

Notes:

(1)

“Audit fees” are the aggregate fees billed by Ernst & Young LLP for the audit of Trillium’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. During 2014, the services also consisted of fees related to the filing of a base shelf prospectus and procedures for the Form 20-F filing.

(2)

“Audit-related fees” are fees charged by Ernst & Young LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Trillium’s financial statements and are not reported under “Audit Fees.”

(3)	“Tax fees” are fees billed by Ernst & Young LLP for tax compliance and tax advice.

(4)	“All other fees” are fees billed by Ernst & Young LLP for services not described above.

ADDITIONAL INFORMATION

Additional information about us may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, options to purchase securities and securities authorized for issuance under equity compensation plans, is contained in our Management Information Circular for our most recent annual meeting of shareholders. Additional information may also be found in our audited financial statements and related management’s discussion and analysis for our most recently completed financial year.

SCHEDULE A

TRILLIUM THERAPEUTICS INC.
CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

Approved by the Board of Directors on November 19, 2015

POWER, AUTHORITY AND PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Trillium Therapeutics Inc. (together with its subsidiaries, the “Company”) is to assist the Board in:

•	Overseeing the integrity of the Company’s financial statements and the Company’s accounting and financial reporting processes and financial statement audits.

•	Overseeing the Company’s compliance with legal and regulatory requirements.

•	Overseeing the qualifications and independence of the Company’s registered public accounting firm (independent auditor).

•	Overseeing the performance of the Company’s independent auditor.

•

Overseeing the design, implementation and on-going effectiveness of the Company’s systems of disclosure controls and procedures, risk management systems, internal control over financial reporting and compliance with ethical standards adopted by the Company.

The operation of the Committee shall be subject to the Bylaws of the Company, as in effect from time to time, and the rules and regulations promulgated by the Ontario Securities Commission, the Toronto Stock Exchange, the U.S. Securities and Exchange Commission (“SEC”) and the NASDAQ Stock Market LLC (“NASDAQ”), as in effect from time to time. The Committee shall have the full power and authority to carry out the duties and responsibilities listed below.

While the Committee has the responsibilities and powers set forth in this charter (this “Charter”), it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Management is responsible for preparing the Company’s financial statements, and the Company’s independent auditor is responsible for auditing those financial statements.

The Committee has the authority to undertake the specific duties and responsibilities listed below and such other duties as the Board may from time to time prescribe. It is acknowledged, however, that all of the areas of oversight listed below may not be relevant to all of the matters and tasks that the Committee may consider and act upon from time to time, and the members of the Committee in their judgment may determine the relevance thereof and the attention such items will receive in any particular context.

The Committee shall have the power and authority to act independently of management, conduct investigations into any matters within its scope of responsibility, hire and obtain advice from its own outside legal, accounting or other advisors who will report solely to the Committee, set and pay the compensation for any advisors employed by the Committee and communicate directly with internal and external auditors.

Committee members and the Committee Chair shall receive such remuneration for their service on the Committee as the Board may determine from time to time, on the recommendation of the Compensation Committee.

COMPOSITION

The Committee shall be comprised of a minimum of three members, each of whom, in the determination of the Board, satisfies the independence, financial literacy and experience requirements of applicable U.S. and Canadian securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

In particular:

1.

each member shall be (a) an “Independent Director,” as defined in NASDAQ Marketplace Rule 5605(a)(2), and (b) “independent” within the meaning of Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the determination of independence will be affirmatively made by the Board annually, provided that the Board may elect to take advantage of any exemption from such requirements provided in the NASDAQ rules or the Exchange Act;

2.

each member shall meet the independence and financial literacy requirements set forth in Canadian National Instrument 52-110 Audit Committees and such additional criteria for independence as the Board may establish;

3.	each member shall not have participated in the preparation of the financial statements of the Company (or any then current subsidiary of the Company) at any time during the past three years;

4.

each member shall be able to read and understand fundamental financial statements in accordance with the audit committee requirements for companies listed on NASDAQ in NASDAQ Marketplace Rule 5605(c)(2)(A)(iv); and

5.	at least one (1) member shall, in the judgment of the Board, be an “audit committee financial expert” within the meaning of such term in Item 407(d) of Regulation S-K of the SEC.

The chairperson of the Committee (the “Chair”) will be appointed by the Board on the recommendation of the Corporate Governance and Nominating Committee and will serve at the discretion of the Board, and all members will serve at the pleasure of the Board, continuing as a member of the Committee until resignation or replacement. The Board may fill vacancies on the Committee by appointment, on the recommendation of the Corporate Governance and Nominating Committee, from qualified members of the Board.

The designation of the Chair shall occur annually at the first meeting of the Board after a meeting of shareholders at which Directors are elected. If the Chair is not so designated, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

COMMITTEE FUNCTION AND PROCESS

The Committee will meet at least once each fiscal quarter. The Committee may establish its own schedule and call additional meetings as it deems necessary to fulfill its responsibilities. The Committee shall fix its own rules of procedure, which shall be consistent with the Bylaws of the Company and this Charter. A majority of the Committee members, but not less than two, shall constitute a quorum. Committee meetings may be attended in person or by telephone or video conferencing or any other electronic means of communication. The Committee may request that any directors, officers or employees of the Company, or other persons whose advice and counsel are sought by the Committee, attend any meeting to provide such information as the Committee requests. The Committee may take action by unanimous written consent when deemed necessary or desirable by the Committee or its Chair, subject to the requirements of any applicable law, regulation or rule.

The Committee Chair will approve the agenda for the Committee’s meetings and any member may suggest items for consideration. Committee members may raise any subjects that are not set on the agenda by the Committee Chair. Each regularly scheduled meeting will conclude with an executive session of the Committee absent members of management.

The Committee will meet separately with the Chief Executive Officer and the Chief Financial Officer at such times as it deems appropriate to review the financial affairs of the Company. The Committee will meet separately with the independent auditor and without management present, at such times as it deems appropriate, but not less than quarterly, to fulfill the responsibilities of the Committee under this Charter.

The independent auditor shall receive notice of each meeting of the Committee and shall be entitled to attend and be heard at any such meeting at the Company's expense.

The Committee shall maintain copies of minutes of each meeting and each written consent to action taken without a meeting, reflecting the actions so authorized or taken by the Committee. After approval, the minutes shall be signed by the Chair or Secretary of the meeting and a copy of the minutes and all consents shall be placed in the Company’s minute book.

The Committee will summarize its examinations and recommendations to the Board as may be appropriate, consistent with this Charter.

ROLE OF THE CHAIR

The Chair’s primary role is to ensure that the Committee functions properly, meets its obligations and responsibilities, fulfills its purpose and that its organization and mechanisms are in place and working effectively. More specifically, the Chair shall:

1.	chair meetings of the Committee;

2.	in consultation with the Chair of the Board, the members, and the Chief Financial Officer, set the agendas for the meetings of the Committee;

3.

in collaboration with the Chair of the Board, the Chief Executive Officer, and the Chief Financial Officer, ensure that agenda items for all Committee meetings are ready for presentation and that adequate information is distributed to members in advance of such meetings in order that members may properly inform themselves on matters to be acted upon;

4.	assign work to members;

5.	act as liaison and maintain communication with the Chair of the Board and the Board to optimize and co- ordinate input from directors, and to optimize the effectiveness of the Committee; and

6.	provide leadership to the Committee with respect to its functions as described in this Charter and as otherwise may be appropriate.

DUTIES AND RESPONSIBILITIES

The Committee shall:

1.

Be responsible for overseeing the design, implementation and on-going effectiveness of policies and procedures for providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

2.

Periodically review the adequacy and effectiveness of the Company’s system of internal control over financial reporting and disclosure controls and procedures, by meeting with the Company’s management, the independent auditor and the Chair of the Disclosure Committee to review the adequacy and effectiveness of such controls; and review before its release the disclosure regarding such system of internal control and disclosure controls required to be contained in the Company’s periodic filings and the attestations or reports by the independent auditor relating to such disclosure.

3.

Review with the chief executive officer, the chief financial officer, and the independent auditor: (i) all significant deficiencies and material weaknesses in the design or operation of the Company’s internal controls that could adversely affect the Company’s ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files or submits with applicable securities regulators within the required time periods, and (ii) any fraud, whether or not material, that involves management of the Company or other employees who have a significant role in the Company’s internal controls.

4.

Be directly responsible, in its capacity as a committee of the Board and subject to the rights of shareholders and applicable law, for the selection, nomination, retention, termination and oversight of the work of any independent auditor (including the resolution of disagreements between management and the independent auditor regarding financial reporting) engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. The Committee shall recommend to the Board the independent auditor to be nominated for approval by the shareholders and the compensation of the independent auditor. Each such independent auditor shall report directly to the Committee.

5.

Pre-approve all audit services to be provided to the Company by the independent auditor, and pre-approve, or establish policies and procedures for the review and pre-approval of all permitted non-audit services to be provided to the Company by the independent auditor.

6.

Review and provide guidance with respect to the external audit and the Company’s relationship with its independent auditor by (a) reviewing the independent auditor’s proposed audit plan (including scope, fees and schedule), approach and independence; (b) obtaining on a periodic basis, but no less frequently than annually, a formal written statement from the independent auditor delineating all relationships between the independent auditor and the Company concerning auditor independence; being actively engaged in dialogue with the independent auditor with respect to any disclosed relationship or services with the Company that may impact the objectivity and independence of the independent auditor, presenting this statement to the Board, and to the extent there are relationships, monitoring and investigating them; (c) taking, or recommending to the Board to take, appropriate action to oversee the independence of the independent auditor; (d) reviewing any publicly available inspection report on the independent auditor issued by the Public Company Accounting Oversight Board or the Canadian Public Accountability Board; (e) discussing with the Company’s independent auditor the financial statements and audit findings, including any significant adjustments, management judgments and accounting estimates, significant new accounting policies and disagreements with management; (f) reviewing with both management and the independent auditor the appropriateness and acceptability of the Company’s critical accounting policies and any proposed changes thereto; and (g) reviewing reports submitted to the audit committee by the independent auditor in accordance with the applicable regulatory requirements.

7.	Review any problems experienced by the independent auditor in performing audits.

8.

Review and discuss with management and the independent auditor, and approve the annual audited financial statements and quarterly unaudited financial statements, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” prior to filing with regulatory authorities.

9.	Recommend to the Board the approval and filing of the annual audited financial statements.

10.

Periodically review and discuss with the Chair of the Disclosure Committee the disclosures contained in the Company’s filings with the regulatory authorities prior to filing and the processes and procedures followed to ensure the accuracy of such disclosure.

11.

Direct the Company’s independent auditor to review before filing with all regulatory authorities the Company’s interim financial statements, using professional standards and procedures for conducting such reviews.

12.

Review all material written communications between the independent auditor and management, including post audit or management letters containing recommendations of the independent auditor, management’s response and follow up with respect to the identified weaknesses.

13.	Review before release any press release including annual and quarterly results or forecasts.

14.

Satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements (including, without limitation, the use of “pro forma” or non-GAAP financial information), other than the public dissemination referred to in the foregoing paragraph, and periodically assess the adequacy of those procedures.

15.	Oversee compliance with the regulatory requirements for disclosure of auditor’s services and audit committee members, member qualifications and activities.

16.

Review and reassess the adequacy of the Whistleblower Policy, the Auditor Services Pre-Approval Policy, and the Corporate Disclosure and Confidentiality Policy on at least an annual basis and recommend any proposed changes to the Board for approval.

17.	Review, in conjunction with counsel, any legal matters that could have a significant impact on the Company’s financial statements.

18.

Engage, as appropriate, outside legal, accounting and other advisors, with (a) the authority to retain such counsel or other advisors as the Committee may deem appropriate in its sole discretion, and (b) the sole authority to determine funding, approve fees and retention terms for such counsel and advisors.

19.	Review and approve in advance any proposed related-party transactions, and report any such transactions to the Board.

20.

Review and reassess the adequacy of the Audit Committee charter, structure, processes and membership requirements on at least an annual basis and recommend any proposed changes to the Board for approval.

21.

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

22.	Review, approve and monitor the Company’s investment policy, investment portfolio, cash management objectives, and exposure to market risk.

23.	Review the effectiveness of the Company’s risk management system to assure that material risks are identified and appropriate risk management processes are in place.

24.	Review and discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures.

25.

Review with management and the external auditor the presentation and impact of significant risks and uncertainties associated with the Company’s business, all alternative treatments of financial information with generally accepted accounting principles that have been discussed with management, the material assumptions made by management relating to them and their effect on the Company’s financial statements.

26.	Periodically review the Company’s practices to maintain the security of its information technology systems.

27.	Ensure the regular rotation of the lead audit partner, the concurring partner and other audit partners engaged in the Company’s annual audit to the extent required by applicable law;

28.	Perform an evaluation of its performance at least annually to determine whether it is functioning effectively.

29.

Establish, or review and approve, in accordance with applicable law, hiring policies for partners, employees or former partners and employees of the present and former independent auditor and oversee the hiring of any personnel from the independent auditor into positions within the Company.

30.

Obtain assurance from the independent auditor that disclosure to the Committee is not required pursuant to the provisions of the Exchange Act regarding the discovery of illegal acts by the independent auditor.

31.	Review management’s processes in place to prevent and detect fraud.

32.	Review policies and practices with respect to off-balance sheet transactions and trading and hedging activities, and consider the results of any review of these areas by the independent auditor.

33.	Review with the chief executive officer and the chief financial officer their certifications required to be included in periodic reports filed with securities regulators.

34.	Perform any other activities consistent with this Charter, the Company’s bylaws and governing laws that the Board or the Committee determines are necessary or appropriate.

DELEGATION OF AUTHORITY

The Committee may, in accordance with law, delegate to one or more independent members of the Committee the authority to pre-approve audit and permitted non-audit services, provided that such pre-approval decision is presented to the full Committee at its first scheduled meeting following such pre-approval.

RESOURCES AND ADDITIONAL AUTHORITY OF THE COMMITTEE

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities in accordance with this Charter. The Company shall provide appropriate funding, as determined by the Committee, in its capacity as a committee of the Board, for payment of (i) compensation to any independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (ii) compensation to any advisors employed by the Committee pursuant to the foregoing paragraph; and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.